AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 1996
                                                     REGISTRATION NO. 333-3602

- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                               ---------------

                               AMENDMENT NO. 2
                                      TO


                                   FORM S-3

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                          GTECH HOLDINGS CORPORATION

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                           05-0450121
     (STATE OR OTHER JURISDICTION         (I.R.S EMPLOYER ID NUMBER)
  OF INCORPORATION OR ORGANIZATION)


                              55 TECHNOLOGY WAY
                      WEST GREENWICH, RHODE ISLAND 02817
                                (401) 392-1000

 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                  REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ---------------
                          CYNTHIA A. NEBERGALL, ESQ.
                          GTECH HOLDINGS CORPORATION
                              55 TECHNOLOGY WAY
                      WEST GREENWICH, RHODE ISLAND 02817
                                (401) 392-1000

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE
                            OF AGENT FOR SERVICE)
                               ---------------
                                  COPIES TO:

JOHN C. BENNETT, JR., ESQ.                        JEFFREY SMALL, ESQ.
 DRINKER BIDDLE & REATH                          DAVIS POLK & WARDWELL
  1345 CHESTNUT STREET                           450 LEXINGTON AVENUE
 PHILADELPHIA, PA 19107                           NEW YORK, NY 10017

                               ---------------






   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ___________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                               ---------------
                       CALCULATION OF REGISTRATION FEE
==============================================================================


                                                       PROPOSED        PROPOSED
                                                       MAXIMUM         MAXIMUM        AMOUNT OF
   TITLE OF EACH CLASS OF         AMOUNT TO BE      OFFERING PRICE    AGGREGATE      REGISTRATION
SECURITIES TO BE REGISTERED        REGISTERED         PER SHARE     OFFERING PRICE       FEE
- -------------------------------------------------------------------------------------------------
Common Stock ............... 10,786,957 shares(1)     $30.625(2)     $330,350,558         (3)
=================================================================================================


   (1) Includes shares of Common Stock that may be sold pursuant to the Underwriters' over-allotment option.
   (2) Calculated pursuant to Rule 457(c) based upon the average of the high and low prices reported in the New York Stock Exchange consolidated reporting system on April 15, 1996.

   (3) Previously paid.


   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------

                               EXPLANATORY NOTE

   This Registration Statement contains two forms of prospectus; one to be used in connection with a United States and Canadian offering (the "U.S. Prospectus") and one to be used in a concurrent international offering (the "International Prospectus"). The two prospectuses will be identical in all respects except for the front and back cover pages and the first page of "Underwriting." The form of the U.S. Prospectus is included herein and the form of the front and back cover pages and the first page of "Underwriting" of the International Prospectus follow the pages of the U.S. Prospectus.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED JUNE 14, 1996


PROSPECTUS
    , 1996


                               9,806,000 SHARES

                                    [LOGO]

                          GTECH HOLDINGS CORPORATION
                                 COMMON STOCK

   Of the 9,806,000 shares of Common Stock offered hereby, 7,844,800 shares are being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,961,200 shares are being offered for sale outside the United States and Canada in a concurrent offering by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). See "Underwriting."


   All of the shares offered hereby are being sold by the Selling
Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares offered hereby.


   The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "GTK." The reported closing price of the Company's Common Stock on the NYSE on June 13, 1996 was $30.25 per share. See "Price Range of Common Stock and Dividend Policy."


   SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                UNDERWRITING      PROCEEDS TO THE
                  PRICE TO      DISCOUNTS AND         SELLING
                 THE PUBLIC    COMMISSIONS(1)     STOCKHOLDERS(2)
- --------------  -----------  -----------------  -----------------
Per Share ....   $               $                  $
Total(3) .....  $               $                  $

(1) See "Underwriting" for information relating to indemnification of the Underwriters.

   (2) The Company has agreed to pay certain expenses of the Selling Stockholders estimated at $575,000.
   (3) The Selling Stockholders have granted to the U.S. Underwriters a 30-day option to purchase up to an additional 980,957 shares of Common Stock in the aggregate solely to cover over-allotments, if any. If all such shares are purchased, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Selling Stockholders will
       be $  , $   and $  , respectively. See "Underwriting."


   The shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of the shares will be made in New
York, New York, on or about       , 1996.

DONALDSON, LUFKIN & JENRETTE
SECURITIES CORPORATION

                           MERRILL LYNCH & CO.

                                                   SALOMON BROTHERS INC

   IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   NO ACTION HAS BEEN OR WILL BE TAKEN BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE SUCH ACTION MAY BE REQUIRED, OTHER THAN IN THE UNITED STATES.

                              PROSPECTUS SUMMARY

   The following summary is qualified by the more detailed information appearing elsewhere in this Prospectus. Statements relating to the lottery industry contained or incorporated by reference in this Prospectus are based on information compiled by the Company or derived from independent public sources which the Company believes to be reliable. In general, there is less publicly available information concerning the international lottery industry than the lottery industry in the United States.

                                 THE COMPANY


   GTECH is the world's leading operator of computerized on-line lottery systems. The Company currently operates on-line lottery systems for 26 of the 37 on-line lottery authorities in the United States and has supplied or currently operates on-line lottery systems for 48 of the 74 international on-line lottery authorities. The Company, seeking to develop growth opportunities in addition to those available in the on-line lottery industry, is actively involved in the emerging electronic benefits delivery industry and in the pursuit of gaming opportunities other than on-line lottery such as destination gaming and video lottery.


   Since the establishment of the first on-line lottery in 1975, the on-line lottery industry has experienced substantial growth, as governments have increasingly relied on lotteries as a non-tax source of revenue. In 1995, ticket sales in the on-line lottery industry were approximately $20.2 billion in the United States. The Company believes the on-line lottery industry will continue to grow, assuming, as anticipated, that additional international jurisdictions implement on-line lotteries and international and United States jurisdictions with existing on-line lotteries expand their lottery systems and introduce new lottery products and games.

   The Company's core business consists of providing on-line lottery services and products to governmental lottery authorities and governmental licensees worldwide. The Company offers its customers a full range of lottery services, including the design, assembly, installation, operation, maintenance and marketing of on-line lottery systems and instant ticket support services. The Company's lottery systems consist of numerous lottery terminals located in retail outlets, central computer systems, systems software and game software, and communications equipment which connects the terminals and the central computer systems.

   Historically, the majority of the Company's lottery customers in the United States have entered into long-term service contracts pursuant to which the Company provides, operates and maintains the customers' on-line lottery systems in return for a percentage of the gross lottery revenues. Many of the Company's international lottery customers have purchased their on-line lottery systems, although some, especially lottery authorities in Eastern Europe and Latin America, have entered into long-term service contracts with the Company. Over the last several years, there has been an industry movement away from product sales in favor of long-term service contracts. In fiscal 1993, approximately 70% of the Company's lottery revenues were derived from its portfolio of long-term on-line lottery service contracts with substantially all of the remainder being derived from lottery product sales. In each year since fiscal 1993, the percentage of the Company's lottery revenues derived from on-line lottery service contracts has risen, and in fiscal 1996, approximately 92% of the Company's lottery revenues were derived from on-line lottery service contracts. While the Company believes that product purchases by lotteries during each of the next two years are likely to exceed the level experienced in fiscal 1996, it is likely that the percentage of the Company's revenues attributable to product sales will remain closer to the percentage level realized in fiscal 1996 than to the fiscal 1993 level.

   In recent years, lottery authorities have recognized that by offering new games or products, lotteries are able to generate significant additional revenues. An important part of the Company's strategy is to develop new products and services for its customers in order to increase their lottery revenues. The Company's principal on-line products and services introduced in recent years consist of keno, instant ticket support services and BingoVision(Trademark). Keno, an on-line lottery game which features drawings as often as every five minutes, was first introduced by the Company and the Lotteries Commission of South Australia in 1990 and subsequently has been introduced successfully by the Company and lottery authorities in 15 additional jurisdictions on four continents. The Company currently provides instant ticket support services, products and systems in 21 domestic jurisdictions and 11 jurisdictions outside of the United States. BingoVision(Trademark), a televised bingo-based lottery game developed by the Company, has been implemented in three jurisdictions. See "Business -- Certain Products and Services."

   The Company also has broadened its product lines outside of its core business of providing on-line lottery services and products. In August 1993, the Company acquired a benefits delivery business as part of its acquisition of the parimutuel wagering business of General Instrument Corporation which the Company conducted through its AmTote International, Inc. subsidiary ("AmTote"). The Company recently divested AmTote but continues to build upon the benefits delivery operations. The Company's benefits delivery systems provide secure, high volume transaction processing of food stamps, Aid to Families with Dependent Children and other benefits on behalf of governmental authorities. The Company, principally through its wholly-owned subsidiary, Transactive Corporation ("Transactive"), currently provides to the State of Texas benefits delivery systems and services and recently has been selected by the State of Illinois Department of Public Aid to provide, subject to obtaining necessary federal government approvals, similar systems and services. The State of Texas currently operates the largest electronic benefits delivery system in the United States.

   In November 1994, the Company announced the formation of its Gaming Group to pursue gaming opportunities other than on-line lottery, including video lottery and destination gaming. In May 1995, the Company announced an agreement with Full House Resorts, Inc. ("Full House") to finance and develop Native American and casino gaming opportunities. One such opportunity, a casino on Native American lands in Coos Bay, Oregon, became operational in May 1995. In addition, in February 1996, the Company and Full House entered into agreements with Delaware State Fair and Harrington Raceway, Inc. respecting the financing and construction of a gaming facility at the Delaware State Fairgrounds, Kent County, Delaware, and other opportunities are being developed by the Company and Full House.

   In fiscal 1996, the Company formed a subsidiary, GTECH Worldserv, Inc. to provide network communications services to private sector clientele. This business is still in its initial start-up phase. See "Business--Certain Products and Services."

   The Company's principal executive offices are located at 55 Technology Way, West Greenwich, Rhode Island 02817, and its telephone number is (401) 392-1000.

                    THE OFFERINGS


Common Stock Outstanding      43,054,212(1)
Shares to be Sold by the
 Selling Stockholders:
 U.S. Offering ...........     7,844,800
 International Offering  .     1,961,200
                           ---------------
 Total ...................     9,806,000
                           ===============
NYSE Symbol ..............        GTK

- ---------------------

   (1) At June 1, 1996. Excludes an aggregate of approximately 21,808 shares of Common Stock subject to outstanding unvested grants under the Company's stock benefit plans and 1,332,500 unexercised stock options outstanding under the Company's stock option plan.

                               ---------------
   As used in this Prospectus, unless the context indicates otherwise, the "Company" or "GTECH" means GTECH Holdings Corporation and its direct and indirect subsidiaries, including GTECH Corporation, the Company's wholly-owned subsidiary, and "Common Stock" means the Common Stock of the Company. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the U.S. Underwriters' over-allotment option.

                     SUMMARY CONSOLIDATED FINANCIAL DATA

   The summary consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements included in the Company's fiscal 1996 Form 10-K which are incorporated herein by reference and other financial information included and incorporated by reference herein.

                                                                                      FISCAL YEAR ENDED
                                                       ----------------------------------------------------------------------------
                                                        FEBRUARY 29,    FEBRUARY 27,    FEBRUARY 26,    FEBRUARY 25,   FEBRUARY 24,
                                                          1992 (A)          1993            1994            1995           1996
                                                       --------------  --------------  --------------  --------------  ------------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenues:
 Services ............................................     $239,984        $343,213        $457,529        $547,767       $686,043
 Sales of products ...................................      110,148         158,148         135,271         147,340         58,047
                                                       --------------  --------------  --------------  --------------  ------------
  Total ..............................................      350,132         501,361         592,800         695,107        744,090
Gross Profit:
 Services ............................................       87,397         112,404         152,845         194,097        244,139
 Sales of products ...................................       49,344          72,394          62,941          41,468         13,595
                                                       --------------  --------------  --------------  --------------  ------------
  Total ..............................................      136,741         184,798         215,786         235,565        257,734
Operating income .....................................       54,201          82,039         119,206         104,481(b)     117,983
Interest expense, net of interest income .............       24,879          16,126          11,756          13,065         12,107
Income from continuing operations before dividends on
 and accretion of Subsidiary Preferred Stock,
 extraordinary charge and cumulative effect of
 accounting change ...................................       18,534          40,400          66,473          52,319         66,627
Net income ...........................................       13,862          21,694(c)       56,150(d)          872(e)      66,627
PER SHARE DATA:
Earnings per common share from continuing operations       $   0.38        $   0.92        $   1.53        $   1.20        $  1.54
Earnings per common share ............................         0.38            0.53(c)         1.29(d)         0.02(e)        1.54
Pro forma earnings per common share (f) ..............         0.64            1.02            1.29            0.02           1.54
Weighted average common shares outstanding (in
 thousands) ..........................................       36,474          41,080          43,588          43,451         43,236
OTHER DATA:
Earnings before depreciation, amortization, interest,
 taxes and other non-cash charges (g) ................     $113,248        $162,211        $213,756        $221,832       $273,570
Cumulative number of lottery terminals shipped (h)  ..      126,994         164,180         221,254         261,287        280,897
Number of lottery terminals sold .....................       14,053          19,078          17,557          12,282          3,658
Number of lottery customers at year-end ..............           56              59              67              72             74
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit) ............................     $(21,629)       $ 47,458        $ 25,364        $  6,086       $ 21,414
Total assets .........................................      385,268         516,893         665,250         779,254        859,380
Long-term debt, less current portion .................      202,669         225,064         258,961         338,468        382,930
Redeemable Subsidiary Preferred Stock ................       27,347              --              --              --             --
Shareholders' equity .................................       30,715         168,055         232,329         232,931        296,725

- ----------------------
   (a) 53-week year.
   (b) Includes an $11.1 million special charge consisting of a $6.1 million charge in connection with the reduction of the Company's workforce and relocation of certain operating functions and $5.0 million to write off its video gaming-related inventory. See Note J to the Consolidated Financial Statements.
   (c) Includes an after-tax extraordinary charge on early extinguishment of debt of $18.5 million, or $0.45 per share, relating to the Company's July 1992 initial public offering of Common Stock and $2.4 million, or $0.06 per share, of income relating to an accounting change.
   (d) Includes AmTote after-tax operating losses of $10.3 million, or $0.24 per share.
   (e) Includes AmTote after-tax operating losses of $6.6 million, or $0.15 per share, the after-tax loss on the disposal of AmTote of $43.4 million, or $1.00 per share, and an after-tax extraordinary loss of $1.4 million, or $0.03 per share, relating to the early extinguishment of debt.
   (f) Assumes that the initial public offering of Common Stock in July 1992 and the early retirement of certain long-term debt had occurred at the beginning of fiscal 1993 and 1992, respectively.
   (g) Represents income before income taxes and (i) interest expense, (ii) depreciation and amortization, (iii) non-cash stock compensation expense, (iv) certain purchase accounting adjustments relating to the acquisition of the Company in 1990 and (v) certain other non-cash items.
   (h) Terminals shipped represents lottery terminals sold under product sales contracts and lottery terminals supplied under service contracts.

                                 RISK FACTORS

   Prospective purchasers of the Common Stock should carefully consider the risk factors set forth below, as well as the other information set forth in this Prospectus.

   This Prospectus contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to (i) the future performance of its Transactive Corporation subsidiary, (ii) the future performance of its Brazilian subsidiary, Racimec Informatica Brasileira S.A.,
(iii) future product sales levels, (iv) future operating performance of the Company, and (v) the results and the effects of legal proceedings and investigations. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth below and the information under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" identifies important factors that could cause such differences.

GOVERNMENTAL REGULATION

   In the United States, lotteries are not permitted in a particular jurisdiction unless expressly authorized by law in such jurisdiction. Once authorized, the ongoing operation of a lottery is highly regulated. Lottery authorities generally conduct an intensive investigation of the Company and its employees prior to and after the award of a lottery contract and may require removal of any employees deemed to be unsuitable. To date, the Company has never been disqualified from receiving a lottery contract or operating a lottery system as a result of any such investigation. Certain jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of the Company's securities. The failure of such beneficial owners to submit to such background checks and provide such disclosure could result in the imposition of penalties upon such beneficial owners and could jeopardize the award of a lottery contract to the Company or provide grounds for termination of an existing lottery contract. Transactive, which is engaged primarily in providing computerized networks and services to governments for electronic benefits transfers, is also subject to extensive state as well as federal regulatory requirements.

   The international jurisdictions in which the Company markets its lottery systems also usually have legislation and regulations governing lottery operations. The regulation of lotteries in these international jurisdictions typically varies from the regulation of lotteries in the United States. In addition, restrictions are often imposed on foreign corporations seeking to do business in such jurisdictions. As a result, the Company has found it desirable in a number of instances to ally itself as a subcontractor or joint venture partner with a local company in seeking international lottery contracts.

MAINTENANCE OF BUSINESS RELATIONSHIPS AND CERTAIN LEGAL MATTERS


   A significant portion of the Company's revenues and cash flow is derived from its portfolio of long-term on-line lottery service contracts. The Company's on-line lottery service contracts typically have an initial term of five years and usually provide the customer with options to extend the contract under the same terms and conditions for additional periods generally ranging from one to five years. The Company's customers have generally exercised the extension options under their contracts or negotiated extensions on different terms and conditions. Upon the expiration of a contract, lottery authorities may award new contracts through a competitive procurement process. There can be no assurance that, in the future, the Company's contracts will be extended or that it will be awarded new contracts as a result of competitive procurement processes. The Company's lottery contracts typically permit a lottery authority to terminate the contract at any time for failure to perform and other specified reasons, and many of such contracts permit the lottery authority to terminate the contract at will and do not specify the compensation, if any, to which the Company would be entitled were such termination to occur. To date, no lottery authority has ever exercised its option to terminate a contract with the Company at will during the contract term or has ever terminated a contract with the Company for failure to perform. The termination or failure to renew one or more lottery contracts could, depending upon the circumstances, have a material adverse effect on the Company's business or prospects.

   The Company regularly engages public affairs and governmental relations advisors, including lobbyists, in various jurisdictions to advise legislators and the public in connection with lottery legislation, to monitor potential lottery legislation and to advise the Company in connection with the Company's lottery and benefits delivery contract proposals. The Company also makes contributions to various political parties and associations but does not make contributions to individual candidates or their campaigns. The Company believes that it has complied with all applicable political contribution and lobbying disclosure laws and regulations.

   It has not been uncommon in the lottery industry for investigations of various types, including federal grand jury investigations, to be conducted by federal or state law enforcement and other officials into possible undue influence, bribery or other improprieties or wrongdoing in connection with efforts to obtain or the awarding of lottery contracts and related matters. Some investigations in the past have involved the Company, or its consultants, lobbyists or representatives, directly or indirectly, and the Company is aware of federal grand jury investigations being conducted by the U.S. Attorney in New Jersey, Georgia and Texas. The Company is cooperating with such investigations by providing documents in response to subpoenas.


   As previously publicly reported, in October 1994, it was announced by the U.S. Attorney's Offices for the Western District of Kentucky and for the District of New Jersey that separate indictments had been returned by federal grand juries in those jurisdictions against J. David Smith, the former sales manager of the Company (who resigned in early 1994 for reasons unrelated to the indictments), and several other individuals who served as consultants or suppliers to the Company. The indictments alleged essentially that, unbeknownst to the Company, Mr. Smith received kickbacks from the consultants and suppliers, which charges, if true, make the Company a victim. The indictments do not charge the Company with any wrongdoing, and the actions complained of did not affect the Company's Kentucky or New Jersey lottery operations. On January 9, 1995 the trial of Mr. Smith commenced in Kentucky and on January 12, 1995, the U.S. District Court for the Western District of Kentucky granted the defendants' motion for judgment of acquittal and dismissed all charges against Mr. Smith and the other defendant, a GTECH supplier, at the conclusion of the Government's case. The Company understands that the New Jersey trial of Mr. Smith is scheduled to commence in September 1996. The Company has cooperated and continues to cooperate with the U.S. Attorney's Office by providing documents in response to subpoenas issued to it.


   No charges of wrongdoing have ever been brought against the Company by any grand jury or other governmental authority. On two occasions in the past, charges of wrongdoing were brought against lobbyists retained by the Company, but neither lobbyist was found guilty of any activities relating to the Company.

   The Company does not believe that it has engaged in any wrongdoing in connection with these matters. However, since the current investigations are still underway and are conducted largely in secret, the Company lacks sufficient information to determine with certainty their ultimate scope and whether the government authorities will assert claims resulting from these or other investigations that could implicate or reflect adversely upon the Company. Because the Company's reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, if government authorities were to make an allegation of, or if there were to be a finding of, improper conduct on the part of or attributable to the Company in any matter, such an allegation or finding could have a material adverse effect on the Company's business, including its ability to retain existing contracts and to obtain new or renewal contracts.

   The award of lottery contracts in the United States generally is subject to competitive bidding, and it is not unusual for the award of such contracts to be followed by protests being filed by the losing party or parties. The recent award of a lottery contract to the Company in New Jersey currently is being appealed in that state. See "Business -- Legal Proceedings." In addition, it is not unusual for competitors or politicians (who may include those opposed to gaming or the lottery business) to make allegations of undue influence or other improprieties in the award of contracts or to call for investigations of lottery authorities. On occasion, these allegations or investigations may involve the Company directly or indirectly. As noted above, no charges of wrongdoing have ever been brought against the Company.

   In December 1995, Richard Branson filed suit in the United Kingdom's High Court of Justice (Queen's Bench Division) against GTECH U.K. Corporation, a subsidiary of the Company, and Robert Rendine, its press spokesman, and in January 1996, Mr. Branson filed suit in this same court against the Company's Co-Chairman, Guy B. Snowden, alleging that the defendants had libelled Mr. Branson in responding to certain allegations which had been made by Mr. Branson. Mr. Branson, whose consortium in 1994 lost the bid to operate the U.K. National Lottery, had alleged in a television program broadcast in the U.K. in December 1995 that Mr. Snowden had offered him an inducement in September 1993 not to bid for the U.K. lottery contract. Mr. Snowden and the Company have categorically denied Mr. Branson's allegations and have formally asked the Director General of the U.K. National Lottery to investigate these allegations. Queens Counsel Anne Rafferty has been appointed by the Director General to conduct the inquiry. The Company intends to cooperate fully with the inquiry and to defend its Co-Chairman, subsidiary and press spokesman vigorously in the legal proceedings brought by Mr. Branson. In addition, Mr. Snowden filed suit on January 11, 1996 in the U.K. against Mr. Branson alleging that Mr. Branson's televised allegations have libelled Mr. Snowden.

INVESTMENTS IN RACIMEC AND TRANSACTIVE

   The Company has substantial investments in its subsidiaries, Transactive and RACIMEC Informatica Brasileira S.A. ("Racimec"), which were not profitable in fiscal 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information concerning the Company's investments in Transactive and Racimec.

   The prospects for the Company's electronic benefits delivery business may be adversely affected by an initiative of the Federal EBT Task Force (the "Task Force"). At various times in 1995, the Task Force supported a procurement process for electronic benefits delivery systems and services which, in essence, would permit only certain large, federally-insured banks to participate. In March 1995, the Department of Treasury's Financial Management Services ("FMS") issued an Invitation to Express Interest by which it solicited, in a manner consistent with the efforts of the Task Force, a full range of electronic benefits delivery services on behalf of a coalition of states known as the Southern Alliance of States (the "SAS"). In the fall of 1995, Citibank was designated by FMS as the financial institution to provide benefits on behalf of the SAS. In March 1995 Transactive sued the United States and the Department of Treasury in the Federal District Court for the District of Columbia, arguing, among other things, that the SAS procurement violated various applicable federal procurement and other laws and was arbitrary, capricious and without rational basis. In September 1995, the court granted a motion made by the Department of Treasury for summary judgment and Transactive has appealed this decision to the U.S. Court of Appeals for the District of Columbia Circuit. The parties are currently awaiting the court's decision on this appeal. While several states or coalitions of states have invited bids respecting electronic benefits delivery systems and services since the SAS, none have used the Invitation to Express Interest process of the SAS. Nevertheless, if the Invitation to Express Interest were to be widely adopted by other states, and if the September 1995 decision is not overturned, the Company's ability to participate directly in the electronic benefits business could be adversely affected.

FLUCTUATION OF QUARTERLY OPERATING RESULTS


   The Company has experienced and may continue to experience significant fluctuations in operating results from quarter to quarter due to such factors as the amount and timing of product sales, the occurrence of large jackpots in lotteries (which increase the amount wagered and the Company's revenue) and expenses incurred in connection with lottery start-ups and other new ventures.


LIQUIDATED DAMAGES UNDER CONTRACTS

   The Company's lottery and electronic benefits delivery contracts typically permit termination of the contract at any time for failure of the Company to perform and for other specified reasons and generally contain demanding implementation schedules and performance schedules. Failure to perform under such contracts may result in substantial monetary liquidated damages, as well as contract termination. Many of the Company's lottery contracts permit the lottery authority to terminate the contract at will and do not specify the compensation, if any, to which the Company would be entitled should such termination occur. Certain of the Company's United States lottery contracts have contained provisions for up to approximately $700,000 a day in liquidated damages for late system start-up and provide for up to approximately $10,000 or more in penalties per minute for system downtime in excess of a stipulated grace period, and certain of the Company's international customers (most notably the United Kingdom's National Lottery) similarly reserve the right to assess substantial monetary damages in the event of contract termination or breach. Although such liquidated damages provisions are customary in the lottery industry and the actual liquidated damages imposed are generally subject to negotiation, such provisions in the Company's lottery contracts present an ongoing potential for substantial expense. Liquidated damages are generally deducted directly from revenues the Company has otherwise earned from the lottery authorities and are budgeted by the Company on an annual basis. Liquidated damages paid or incurred by the Company with respect to its lottery contracts equaled 0.25%, 0.42%, 0.53%, 0.50% and 0.23% of annual revenues in each of the five fiscal years ending February 1992 through 1996, respectively. Lottery contracts generally require the vendor (i.e., the Company) to post a performance bond, which in some cases may be substantial, securing the vendor's performance under such contracts.


   Electronic benefits delivery contracts may also provide for significant liquidated damages and termination penalties to be assessed against vendors in certain circumstances. For example, Transactive's electronic benefits delivery contract with the Texas Department of Human Services provides for liquidated damages of up to $250,000 per day in certain circumstances.


                             RECENT DEVELOPMENTS

   In May 1996, the Company and the Texas lottery authority extended the term of their agreement for five years (from September 1, 1997 through August
2002) and amended it to provide for the Company to furnish the Texas lottery authority with a new central system, additional terminals and other lottery equipment and services. The amendment also annually reduces over its five-year term the percentage rate of the Texas lottery's revenues which the Company is to receive as compensation under its agreement with the Texas lottery authority. However, the Company believes that the effect of the reduction in the percentage rate will be more than offset by the addition of more terminals, but there can be no assurance that this will be the case.

   The Company's fiscal 1997 first quarter ended on May 25, 1996. Revenues for the quarter were $211.2 million, of which $195.0 million was from services and $16.2 million was from product sale revenues. This compares with revenues of $179.4 million, composed of $165.3 of service revenues and $14.1 million of product sale revenues, for the first quarter of fiscal 1996. Net income for the fiscal 1997 first quarter was $18.2 million, or $0.42 per share, compared with $18.3 million, or $0.42 per share, for the same quarter last year. These results, in the opinion of management, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation. For further information, refer to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 10, 1996 and incorporated herein by reference.


                               USE OF PROCEEDS

   The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders in the Offerings.

               PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   The principal United States market on which the Company's Common Stock is traded is the New York Stock Exchange where it is traded under the symbol "GTK."

   The following table sets forth on a per share basis the high and low sale prices of Common Stock for the fiscal quarters indicated, as reported on the New York Stock Exchange Composite Tape.

                                         PRICE RANGE
                                          OF COMMON
                                            STOCK
                                        -------------
YEAR ENDED FEBRUARY 25, 1995             HIGH    LOW
- ----------------------------            ------  -----
1st Quarter ........................... $38 7/8  $22 3/8
2nd Quarter ...........................  23 3/4   15 1/8
3rd Quarter ...........................  23 3/4   17 7/8
4th Quarter ...........................  23 3/8   15 3/4


YEAR ENDED FEBRUARY 24, 1996             HIGH     LOW
- ----------------------------            ------   -----
1st Quarter ........................... $26       $18 3/8
2nd Quarter ...........................  30 1/2    23 1/8
3rd Quarter ...........................  30 3/4    23 3/8
4th Quarter ...........................  31 1/2    24 1/8



YEAR ENDED FEBRUARY 22, 1997
- -----------------------------------
1st Quarter ........................    $33 1/2   $27 1/4
2nd Quarter (through June 13, 1996)      33 1/8    29 5/8


   The closing price of the Common Stock on the New York Stock Exchange as of a recent date is set forth on the cover page of this Prospectus. As of April 1, 1996, there were approximately 1,700 holders of record of the Common Stock.

   The Company has never paid cash dividends on its Common Stock and does not plan to do so in the foreseeable future. The current policy of the Company's Board of Directors is to reinvest earnings in the operation and expansion of the Company's business. Further, the Company is a holding company and the operations of the Company are conducted through its subsidiaries. Accordingly, the ability of the Company to pay dividends on its Common Stock is dependent on the earnings and cash flow of its subsidiaries and the availability of such cash flow to the Company. See Note G to the Consolidated Financial Statements.

                                CAPITALIZATION

   The following table sets forth the short-term debt and total capitalization of the Company at February 24, 1996. The data in this table should be read in conjunction with the Consolidated Financial Statements.

                                                                            AS OF FEBRUARY
                                                                               24, 1996
                                                                           --------------
                                                                            (IN THOUSANDS)
Current portion of long-term debt ........................................     $  3,993
                                                                           ==============
Long-term debt (excluding current portion):
 Credit Facilities .......................................................     $366,500
 Other bank facilities ...................................................       16,430
                                                                           --------------
                                                                                382,930
Shareholders' equity (a):
 Common Stock, par value $.01 per share, 43,021,839 shares outstanding
 (b) .....................................................................          437
 Additional paid-in capital ..............................................      167,758
 Equity carryover basis adjustment .......................................       (7,008)
 Translation adjustment ..................................................         (463)
 Retained earnings .......................................................      150,938
                                                                           --------------
                                                                                311,662
 Less treasury stock .....................................................      (14,937)
                                                                           --------------
  Total shareholders' equity .............................................      296,725
                                                                           --------------
  Total capitalization ...................................................     $679,655
                                                                           ==============

(a) The Company also has 20,000,000 shares of authorized preferred stock, $.01 par value, with such rights and preferences as the Board of Directors of the Company may establish from time to time. No shares of such preferred stock have been issued.
(b) Does not include an aggregate of 43,443 shares of Common Stock subject to outstanding unvested grants under the Company's stock benefit plans and 1,214,150 unexercised stock options outstanding under the Company's stock option plan.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the other financial information included and incorporated by reference herein. The operating and balance sheet data in the table are derived from the Consolidated Financial Statements which were audited by independent auditors.

                                                                                        FISCAL YEAR ENDED
                                                      ----------------------------------------------------------------------------
                                                        FEBRUARY 29,      FEBRUARY 27,    FEBRUARY 26,   FEBRUARY 25,  FEBRUARY 24,
                                                            1992(A)            1993            1994           1995         1996
                                                      -----------------  --------------  --------------  ------------- -----------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenues:
 Services ...........................................      $239,984      $    343,213        $457,529        $547,767      $686,043
 Sales of products ..................................       110,148           158,148         135,271         147,340        58,047
                                                      -----------------  --------------  --------------  --------------  ----------
  Total .............................................       350,132           501,361         592,800         695,107       744,090
Gross Profit:
 Services ...........................................        87,397           112,404         152,845         194,097       244,139
 Sales of products ..................................        49,344            72,394          62,941          41,468        13,595
                                                      -----------------  --------------  --------------  --------------  ----------
  Total .............................................       136,741           184,798         215,786         235,565       257,734
Operating income ....................................        54,201            82,039         119,206         104,481(b)    117,983
Interest expense, net of interest income ............        24,879            16,126          11,756          13,065        12,107
Income from continuing operations before dividends
 on and accretion of Subsidiary Preferred Stock,
 extraordinary charge and cumulative effect of
 accounting change ..................................        18,534            40,400          66,473          52,319        66,627
Loss from operations of AmTote ......................            --                --         (10,323)         (6,583)           --
Loss on disposal of AmTote ..........................            --                --              --         (43,444)           --
Dividends on and accretion of Subsidiary Preferred
 Stock ..............................................        (4,672)          (2,604)              --              --            --
Extraordinary charge ................................            --       (18,534)(c)              --          (1,420)           --
Cumulative effect of accounting change ..............            --             2,432              --              --            --
Net income ..........................................        13,862            21,694          56,150             872        66,627
PER SHARE DATA:
Earnings per common share
 from continuing operations .........................      $   0.38      $          0.92     $   1.53        $   1.20      $   1.54
Earnings per common share ...........................          0.38                 0.53(d)      1.29 (e)        0.02 (f)      1.54
Pro forma earnings per common share (g) .............          0.64                 1.02         1.29            0.02          1.54
Weighted average common shares outstanding
 (in thousands) .....................................        36,474            41,080          43,588          43,451        43,236
OTHER DATA:
Earnings before depreciation, amortization,
 interest, taxes and other non-cash charges (h)  ....      $113,248      $    162,211        $213,756        $221,832      $273,570
Cumulative number of lottery terminals shipped (i)  .       126,994           164,180         221,254         261,287       280,897
Number of lottery terminals sold ....................        14,053            19,078          17,557          12,282         3,658
Number of lottery customers at year-end .............            56                59              67              72            74
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit) ...........................      $(21,629)     $     47,458        $ 25,364        $  6,086      $ 21,414
Total assets ........................................       385,268           516,893         665,250         779,254       859,380
Long-term debt, less current portion ................       202,669           225,064         258,961         338,468       382,930
Redeemable Subsidiary Preferred Stock ...............        27,347                --              --              --            --
Shareholders' equity ................................        30,715           168,055         232,329         232,931       296,725

- ---------------------------
   (a) 53-week year.
   (b) Includes an $11.1 million special charge consisting of a $6.1 million charge in connection with the reduction of the Company's workforce and relocation of certain operating functions and $5.0 million to write off its video gaming-related inventory. See Note J to the Consolidated Financial Statements.
   (c) Represents an after-tax extraordinary charge on the early extinguishment of debt relating to the Company's July 1992 initial public offering of Common Stock.
   (d) Includes the after-tax extraordinary charge described in (c), $0.45 per share, and $0.06 per share, of income relating to an accounting change.
   (e) Includes after-tax operating losses of AmTote, $0.24 per share.
   (f) Includes after-tax operating losses of AmTote, $0.15 per share, the after-tax loss on disposal of AmTote, $1.00 per share, and an after-tax extraordinary loss relating to early extinguishment of debt, $0.03 per share.
   (g) Assumes that the initial public offering of Common Stock in July 1992 and the early retirement of certain long-term debt had occurred at the beginning of fiscal 1993 and 1992, respectively.
   (h) Represents income before income taxes and (i) interest expense, (ii) depreciation and amortization, (iii) non-cash stock compensation expense, (iv) certain purchase accounting adjustments relating to the acquisition of the Company in 1990 and (v) certain other non-cash items.
   (i) Terminals shipped represents lottery terminals sold under product sales contracts and lottery terminals supplied under service contracts.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

GENERAL

   The Company has derived substantially all of its revenues from the rendering of services and the sale or supply of computerized on-line lottery systems and components to government-authorized lotteries. Service revenues have been derived primarily from service contracts, which are typically of at least five years' duration, and are generally based upon a percentage of a lottery's gross on-line lottery sales, which typically falls within a range of 1.5% to 5.0%. Product sales revenues have been derived primarily from the installation of new on-line lottery systems and sales of lottery terminals and equipment in connection with the expansion of existing lottery systems. The size and timing of these transactions have resulted in variability in product sales revenues from period to period. Over the past several years there has been an industry movement toward service contracts and away from product sales contracts. In fiscal 1993, approximately 70% of the Company's lottery revenues were derived from its portfolio of long-term on-line lottery service contracts with substantially all of the remainder being derived from lottery product sales. In each year since fiscal 1993, the percentage of the Company's lottery revenues derived from on-line lottery service contracts has risen, and in fiscal 1996, approximately 92% of the Company's lottery revenues were derived from on-line lottery service contracts. While the Company believes that product purchases by lotteries during each of the next two years are likely to exceed the level experienced in fiscal 1996, it is likely that the percentage of the Company's revenues attributable to product sales will remain closer to the percentage level realized in fiscal 1996 than to the fiscal 1993 level.

   The Company's lottery service contracts are generally subject to a new competitive procurement process after the expiration of the contract term and any extensions thereof. For fiscal 1996, 1995 and 1994, the aggregate revenues from the State of Texas represented 19.6%, 16.1% and 15.9% of the Company's consolidated revenues, respectively. No other customer accounted for more than 10% of consolidated revenues in such years.

   All references to years contained in this section refer to the Company's fiscal year which ends on the last Saturday in February. Fiscal 1996 ended on February 24, 1996.

   All references to the Consolidated Financial Statements of the Company and Notes thereto are to the Consolidated Financial Statements of the Company and Notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended February 24, 1996, which is incorporated by reference into this Prospectus and Registration Statement.


   The Company's business is highly regulated, and the competition to secure new government contracts is often intense. Awards of contracts to the Company also, from time to time, are being challenged by competitors. Further, there have been and continue to be investigations of various types, including federal grand jury investigations, conducted by governmental authorities into possible improprieties and wrongdoing in connection with efforts to obtain and/or the awarding of lottery contracts and related matters. Although the Company does not believe that it has engaged in any wrongdoing in connection with these matters, certain investigations are still underway and are conducted largely in secret. Accordingly, the Company lacks sufficient information to determine with certainty their ultimate scope and whether the government authorities will assert claims resulting from these or other investigations that could implicate or reflect adversely upon the Company. Because the Company's reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, if government authorities were to make an allegation of, or if there were to be a finding of, improper conduct on the part of or attributable to the Company in any matter, such an allegation or finding could have a material adverse effect on the Company's business, including its ability to retain existing contracts and to obtain new or renewal contracts. See Note H to the Consolidated Financial Statements and "Risk Factors -- Maintenance of Business Relationships and Certain Legal Matters" and "Business -- Legal Proceedings" for further information concerning these matters and other contingencies.

   The following discussion should be read in conjunction with the table below.

                            SUMMARY FINANCIAL DATA

                                                         FISCAL YEAR ENDED
                                  -------------------------------------------------------------
                                      FEBRUARY 26,         FEBRUARY 25,         FEBRUARY 24,
                                          1994                 1995                 1996
                                  -------------------  -------------------  -------------------
                                                      (DOLLARS IN THOUSANDS)
Revenues:
 Services .......................   $457,529     77.2%   $547,767     78.8%   $686,043     92.2%
 Sales of products ..............    135,271     22.8     147,340     21.2      58,047      7.8
                                  ----------  -------  ----------  -------  ----------  -------
  Total .........................    592,800    100.0     695,107    100.0     744,090    100.0
Costs and expenses:
 Costs of services (a) ..........    304,684     66.6     353,670     64.6     441,904     64.4
 Costs of sales (a) .............     72,330     53.5     105,872     71.9      44,452     76.6
                                  ----------  -------  ----------  -------  ----------  -------
  Total .........................    377,014     63.6     459,542     66.1     486,356     65.4
Gross profit ....................    215,786     36.4     235,565     33.9     257,734     34.6
Selling, general and
 administrative .................     71,834     12.1      91,960     13.2     110,212     14.8
Research and development ........     24,746      4.2      28,024      4.1      29,539      4.0
Special charge ..................      --         --       11,100      1.6       --         --
                                  ----------  -------  ----------  -------  ----------  -------
Operating income ................    119,206     20.1     104,481     15.0     117,983     15.8
Other income (expense):
 Interest income ................      1,715      0.3       5,120      0.7      12,124      1.6
 Equity in earnings of
  unconsolidated affiliates  ....      1,853      0.3       1,872      0.3       8,060      1.1
 Other income (expense) .........      1,344      0.2        (689)    (0.1)        939      0.1
 Interest expense ...............    (13,471)    (2.2)    (18,185)    (2.6)    (24,231)    (3.2)
                                  ----------  -------  ----------  -------  ----------  -------
Income from continuing
 operations before income taxes
 and extraordinary charge .......    110,647     18.7      92,599     13.3     114,875     15.4
Income taxes ....................     44,174      7.5      40,280      5.8      48,248      6.5
                                  ----------  -------  ----------  -------  ----------  -------
Income from continuing
 operations before extraordinary
 charge .........................     66,473     11.2      52,319      7.5      66,627      8.9
Loss from operations of AmTote,
 net of tax benefit .............    (10,323)    (1.8)     (6,583)    (1.0)      --         --
Loss on disposal of AmTote, net
 of tax benefit .................      --         --      (43,444)    (6.2)      --         --
Extraordinary charge, net of tax
 benefit ........................      --         --       (1,420)    (0.2)      --         --
                                  ----------  -------  ----------  -------  ----------  -------
Net income ......................   $ 56,150      9.4%   $    872      0.1%   $ 66,627      8.9%
                                  ==========  =======  ==========  =======  ==========  =======

   (a) Percentages are computed based on cost as a percentage of related revenue.

TRANSACTIVE CORPORATION

   The Company's Transactive subsidiary, which commenced substantial operations in fiscal 1996, has incurred significant operating losses and currently expects to incur significant operating losses during fiscal 1997. As of February 24, 1996, the Company had invested approximately $61.1 million in systems, equipment and other assets to establish infrastructure to support its current and future benefits delivery business. (See Note E to the Consolidated Financial Statements.)

   During the second half of fiscal 1996, the Company implemented a plan for Transactive to enhance its existing revenue streams, reduce operating costs, leverage its infrastructure within existing states with new applications and win business with new states. The Company has confidence in this plan and is monitoring its progress carefully. However, if adequate progress is not made within a reasonable period of time, the Company may consider alternatives for Transactive, including joint venturing with another entity. There can be no assurance that these efforts will be successful, and if they are not successful, the Company may be required to recognize a loss on a portion of its investment in Transactive.

RACIMEC

   On September 1, 1993, the Company acquired 41.5% of the voting common stock and 41.5% of the non-voting preferred stock of Racimec, a Brazilian company engaged in the lottery business (which lottery business includes the pursuit of Brazil's national on-line lottery contract), for cash consideration of approximately $6.9 million plus related expenses. On January 31, 1996, the Company acquired the remaining voting common stock and 37.7% of non-voting preferred stock of Racimec (resulting in the Company owning 83% of the total equity of Racimec) for cash consideration of $4.6 million plus related expenses and the exchange by the Company of $9.4 million of notes and related accrued interest receivable from a shareholder of Racimec. The results of Racimec for fiscal 1996 are included in the financial statements of the Company on the equity method of accounting through January 31, 1996. Subsequent to January 31, 1996 the financial statements of Racimec have been consolidated. At February 24, 1996, the Company's investment in Racimec approximated $84.9 million. (See Note B to the Consolidated Financial Statements.)

   Racimec incurred significant operating losses during fiscal 1996 due principally to start-up losses related to new on-line state lottery networks which began operation during the year, along with pre-launch marketing costs. On an unaudited pro forma basis as if the January 31, 1996 acquisition had taken place at the beginning of fiscal 1996, the Company's earnings per share would have been reduced to $1.25 per share. Pro forma results, however, do not purport to represent what the Company's results would actually have been had Racimec been acquired at the beginning of the fiscal year or to project the Company's or Racimec's results for any future period. A revenue enhancement and cost reduction plan for Racimec was implemented during the fourth quarter of fiscal 1996, and management currently expects that Racimec's pre-tax operating results for fiscal 1997 will substantially improve over fiscal 1996. There can be no assurance that the Company's efforts relating to Racimec will be successful, and if they are not successful, the Company may be required to recognize a loss on a portion of its investment in Racimec.

AMTOTE

   In February 1995, the Board of Directors of the Company approved a plan to dispose of the Company's AmTote subsidiary. AmTote, which was acquired by the Company in fiscal 1994, was engaged in the parimutuel on-track services and benefits delivery system businesses. In connection with the Company's decision to dispose of AmTote, the Company recorded an after-tax charge of $43.4 million, or $1.00 per share, in fiscal 1995. In addition, the results of operations for AmTote for fiscal 1995 and 1994 were reported as losses from discontinued operations net of income tax benefit. In February 1996, the Company divested itself of AmTote and agreed to reimburse Mudge Acquisitions Group, the acquirer, for certain liabilities of AmTote. (See Note D to the Consolidated Financial Statements.)

RESULTS OF OPERATIONS

 COMPARISON OF FISCAL 1996 WITH 1995

   Revenues for fiscal 1996 were $744.1 million, representing a $49.0 million, or 7.0%, increase over revenues of $695.1 million in fiscal 1995.

   Service revenues in fiscal 1996 were $686.0 million, representing a $138.2 million, or 25.2%, increase over the $547.8 million of service revenues in fiscal 1995. The increase in service revenues resulted primarily from higher service revenues of $82.6 million from the Company's existing customer base (due in part to higher jackpot activity and expanded services), $31.7 million of higher service revenues from the United Kingdom lottery which became operational in November 1994, $15.8 million of service revenues from Transactive, $4.3 million of service revenues from Racimec for the month of February 1996 and $3.8 million of service revenues from new on-line lottery systems operated by the Company which commenced operations in fiscal 1996.

   Product sales for fiscal 1996 were $58.0 million, representing an $89.3 million, or 60.6%, decrease from product sales of $147.3 million in fiscal 1995. This decrease resulted primarily from lower sales of component parts and equipment ("OEM equipment") in connection with the United Kingdom operations (which began during fiscal 1995) along with lower lottery terminal and central system sales. The Company sold approximately 3,700 lottery terminals during fiscal 1996, as compared to approximately 12,300 terminals during fiscal 1995.

   Gross margins on service revenues increased to 35.6% in fiscal 1996 from 35.4% in fiscal 1995 due principally to higher revenues earned from certain jurisdictions (attributable primarily to higher jackpots and expanded services) without a corresponding increase in the costs associated with operating those lotteries. These higher margins were reduced by a significant loss incurred by Transactive.

   Gross margins on product sales fluctuate depending primarily on the mix and timing of product sales contracts. Gross margins on product sales decreased to 23.4% in fiscal 1996 from 28.1% in fiscal 1995. This decrease was due primarily to a small loss incurred in connection with the sale of a central system in fiscal 1996 that is expected to be more than offset in fiscal 1997 as the Company completes the shipment of terminals under the contract. This reduction in margin was partially offset by higher margins on terminal sales.

   Selling, general and administrative expenses in fiscal 1996 were $110.2 million, representing an $18.2 million, or 19.8%, increase from the $92.0 million incurred in fiscal 1995. This increase was primarily attributable to higher administrative costs which were necessary to support expanded operations (including Transactive) and increased sales and marketing activity. In addition, the Company continued to spend in the area of management information staff and new systems as part of its efforts to improve its business information systems. As a percentage of revenues, selling, general and administrative expenses were 14.8% and 13.2% during fiscal 1996 and fiscal 1995, respectively.

   Research and development expenses in fiscal 1996 were $29.5 million, representing a $1.5 million, or 5.4%, increase from research and development expenses of $28.0 million in fiscal 1995. These increases in expenses were attributable to increased development activity for new lottery equipment and software and new lottery games for the Company's increased number of service customers. In addition, a lower level of software engineering cost was capitalized to new on-line lottery system projects. As a percentage of revenues, research and development expenses were 4.0% and 4.1% during fiscal 1996 and fiscal 1995, respectively.

   Interest income in fiscal 1996 was $12.1 million, representing an increase of $7.0 million from interest income of $5.1 million earned during fiscal 1995. This increase was due primarily to interest earned on loans to Racimec.

   Equity in earnings of unconsolidated affiliates in fiscal 1996 was $8.1 million, representing an increase of $6.2 million from $1.9 million earned during fiscal 1995. This increase was due primarily to higher earnings from the Company's 22.5% investment in Camelot Group plc ("Camelot"), the consortium which operates the United Kingdom lottery, partially offset by losses from the Company's investment in Racimec.

APITAL PRINTING SYSTEMS]

   Interest expense in fiscal 1996 was $24.2 million, an increase of $6.0 million, or 33.3%, from interest expense of $18.2 million in fiscal 1995. This increase was due primarily to higher average debt outstanding, along with higher average interest rates.

   The Company's effective income tax rate decreased to 42.0% in fiscal 1996 from 43.5% in fiscal 1995 due principally to the increase in equity in earnings of unconsolidated affiliates which is reported on an after-tax basis. The Company's effective income tax rate was greater than the statutory rate due primarily to state income taxes and certain expenses that are not deductible for income tax purposes.

 COMPARISON OF FISCAL 1995 WITH 1994

   Revenues for fiscal 1995 were $695.1 million, representing a $102.3 million, or 17.3%, increase over revenues of $592.8 million in fiscal 1994.

   Service revenues in fiscal 1995 were $547.8 million, representing a $90.3 million, or 19.7%, increase over the $457.5 million of service revenues in fiscal 1994. The increase in service revenues resulted primarily from higher revenues of $36.2 million from the Company's existing customer base, due in part to higher lottery jackpots, $17.3 million of higher revenues from the Georgia on-line lottery system which became operational in August 1993, $18.1 million of higher revenues from the Company's lottery customer in New York, primarily as a result of the Company providing services for the entire system beginning in September 1993, $15.7 million of service revenues from new on-line lottery systems operated by the Company which commenced operations in fiscal 1995 and $3.0 million of service revenues from the Company's benefits delivery business which was acquired from General Instruments in August 1993.

   Product sales for fiscal 1995 were $147.3 million, representing a $12.0 million, or 8.9%, increase from product sales of $135.3 million in fiscal 1994. The higher product sales resulted from the sale of OEM equipment in connection with the United Kingdom operations, partially offset by lower terminal sales. The Company sold approximately 12,300 lottery terminals during fiscal 1995, as compared to approximately 17,500 terminals during fiscal 1994. The Company sold one new central lottery system in both fiscal 1995 and fiscal 1994.

   Gross margins on service revenues increased to 35.4% in fiscal 1995 from 33.4% in fiscal 1994 due principally to higher lottery jackpots in fiscal 1995 without a corresponding increase in the costs associated with operating those lotteries, along with expense reductions resulting from cost improvement programs. Partially offsetting these factors was higher depreciation expense on new on-line lottery systems installed in fiscal 1994 in California, Georgia, Ireland, New York and Ohio.

   Gross margins on product sales fluctuate depending primarily on the mix and timing of product sales contracts. Gross margins on product sales decreased to 28.1% in fiscal 1995 from 46.5% in fiscal 1994 due primarily to lower margin OEM equipment sales in connection with the United Kingdom operations, lower margins on terminal sales and higher warranty provisions relating to certain terminal sales. Revenues from the United Kingdom operations made significant contributions to the Company's service and product sales revenues in fiscal 1995, but did not have an impact sufficient to offset the overall product sale margin decline.

   Selling, general and administrative expenses in fiscal 1995 were $92.0 million, representing a $20.2 million, or 28.0%, increase from the $71.8 million incurred in fiscal 1994. These increases were primarily attributable to higher administrative costs which were necessary to support expanded operations (including Transactive), increased sales and marketing activity, higher executive compensation and higher legal costs relating primarily to previously disclosed protests, investigations and the shareholder class action suit. In addition, the Company increased its resources in the area of management information staff and new systems as part of its efforts to improve its business information systems. These higher costs were partially offset by lower stock compensation expense. As a percentage of revenues, selling, general and administrative expenses were 13.2% and 12.1% during fiscal 1995 and fiscal 1994, respectively.

   Research and development expenses in fiscal 1995 were $28.0 million, representing a $3.3 million, or 13.2%, increase from research and development expenses of $24.7 million in fiscal 1994. These increases in expenses were attributable to increased development activity for new lottery equipment and software and new lottery games for the Company's increased number of customers partially offset by a higher level of capitalized software engineering cost for new on-line lottery system projects and the new benefits delivery system in Texas. As a percentage of revenues, research and development expenses were 4.1% and 4.2% during fiscal 1995 and fiscal 1994, respectively.

   In the fourth quarter of fiscal 1995, the Company recorded an $11.1 million pre-tax special charge ($6.7 million after-tax, or $0.15 per share) consisting of a $6.1 million charge in connection with the elimination of 126 positions from the Company's worldwide workforce and the consolidation and relocation of certain functions within domestic and international operations and $5.0 million to write off its remaining video gaming-related inventory in connection with its decision to discontinue manufacture of video terminals. However, the Company is continuing to design, procure and provide software and installation services with respect to video lottery terminals.

   Interest income in fiscal 1995 was $5.1 million, representing an increase of $3.4 million from interest income of $1.7 million earned during fiscal 1994. This increase was due primarily to interest earned on loans to Racimec, on a sales-type lease of an on-line lottery system to a customer in Argentina and on terminal sales with extended payment terms to the Company's lottery customer in Poland.

   Interest expense in fiscal 1995 was $18.2 million, an increase of $4.7 million, or 35.0%, from interest expense of $13.5 million in fiscal 1994. This increase was due primarily to higher average debt outstanding, along with higher average interest rates.

   The Company's effective income tax rate increased from 39.9% in fiscal 1994 to 43.5% in fiscal 1995 primarily due to limitations on the deductibility of certain expenses imposed by the Revenue Reconciliation Act of 1993 and foreign operating losses which generated no income tax benefit. These same factors, along with state income taxes, also were primarily responsible for the Company's effective income tax rate of 43.5% for fiscal 1995 being greater than the statutory rate of 35.0%.

CHANGES IN FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

   During fiscal 1996, the Company generated $207.0 million of cash from operations. This cash, together with $39.2 million of net borrowings, was used primarily to fund the purchase of $184.0 million of systems, equipment and other assets relating to contracts, $37.9 million of investments in unconsolidated affiliates and the purchase of $10.3 million of property, plant and equipment.

   Current deferred income taxes decreased by $15.6 million from $41.3 million at February 25, 1995 to $25.7 million at February 24, 1996 due primarily to the divestiture of AmTote.

   The cost of systems, equipment and other assets relating to contracts increased by $228.8 million from $658.4 million at February 25, 1995 to $887.2 million at February 24, 1996. This increase reflects the consolidation of approximately $56.7 million of Racimec assets along with the purchase of the rights to a contract in California. In addition, the Company installed a keno system in New York, installed new lottery networks in Colorado and the District of Columbia, began the installation of a new lottery network in the State of Washington, continued the installation of a benefits delivery system in Texas and expanded lottery systems in several domestic and international locations.

   Goodwill increased by $26.5 million from $88.3 million at February 25, 1995 to $114.8 million at February 24, 1996 due primarily to the acquisition of additional equity in Racimec.

   Investments in and advances to unconsolidated affiliates decreased by $38.5 million from $87.6 million at February 25, 1995 to $49.1 million at February 24, 1996. This decrease resulted primarily from the consolidation of Racimec assets and liabilities with the Company partially offset by the Company's equity in earnings of Camelot and loans related to the Company's agreements with Full House.

   Other assets decreased by $11.4 million from $40.0 million at February 25, 1995 to $28.6 million at February 24, 1996, due primarily to scheduled collections of long-term receivables.

   Accrued employee compensation increased by $5.2 million from $19.7 million at February 25, 1995 to $24.9 million at February 24, 1996, due primarily to higher bonus and profit sharing accruals, reflecting certain improvements in the financial performance of the Company, along with accruals associated with the consolidation of Racimec.

   The accrual for discontinued operations decreased from $39.7 million at February 25, 1995 to $5.7 million at February 24, 1996 due to the divestiture of AmTote and the reclassification of $9.8 million of certain current liabilities to other liabilities. These remaining accruals at February 24, 1996 represent estimated liabilities which the Company has agreed to reimburse the acquirer in connection with the divestiture. (See Note D to the Consolidated Financial Statements.)


   The Company's business is capital-intensive. Although it is not possible to estimate precisely, due to the nature of the business, the Company currently anticipates that the level of capital expenditures for systems and equipment and other assets relating to contracts required during fiscal 1997 will be lower than those expended in fiscal 1996. In addition, the Company anticipates that the level of capital expenditures for property, plant and equipment in fiscal 1997 will be lower than the fiscal 1996 levels. The Company currently has a $500.0 million unsecured Credit Facility with a syndicate of banks. At May 25, 1996, the Company had outstanding borrowings of approximately $364.0 million and approximately $136.0 million was available under this facility. The Company currently expects that its cash flow from operations and available borrowings under its Credit Facility, together, if necessary, with other sources of capital believed to be available, will be sufficient to permit it to meet its anticipated working capital and ordinary capital expenditure needs, to service its debt obligations and to permit it to fund anticipated growth. However, the Company is currently reviewing its debt structure and is considering refunding and/or increasing its debt capacity. (See Note G to the Consolidated Financial Statements.)


INFLATION, INTEREST RATES AND FOREIGN EXCHANGE FLUCTUATION

   The impact of inflation on the Company's operations has not been significant to date. While the Company believes that its business is not highly sensitive to inflation, there can be no assurance that a high rate of inflation in the future would not have an adverse effect on the Company's operations.

   The Company uses various interest rate hedging instruments to reduce the risk associated with future increases in interest rates on its floating rate long-term debt. On November 8, 1994, the Company entered into two interest rate corridors with an aggregate notional amount of $165.0 million which provide interest rate protection to November 8, 1996. The corridors effectively entitle the Company to receive payments from the financial institutions which are counterparties to the corridors should the three-month London Interbank Offered Rates ("LIBOR") be between 6.75% and 8.75%. Should LIBOR exceed 8.75%, the Company will receive a payment up to the 8.75% ceiling but not above. At February 24, 1996, LIBOR was 5.25%.

   On January 24, 1996, the Company entered into three interest rate swaps with an aggregate notional amount of $125.0 million which provide interest rate protection over the period January 26, 1996 to April 28, 1997. The swaps effectively entitle the Company to receive payments from the financial institutions which are counterparties to the swaps should LIBOR exceed approximately 5.05%.

   The Company attempts to manage its foreign exchange risk by securing payment from its customers in U.S. dollars, by sharing risk with its customers, by utilizing foreign currency borrowings, by leading and lagging receipts and payments and by entering into forward foreign exchange contracts. In addition, a significant portion of the costs attributable to the Company's foreign currency revenues are incurred in the local currencies.

   The Company, from time to time, enters into foreign currency exchange contracts to hedge certain firm sales commitments, anticipated revenue streams and certain assets and liabilities denominated in foreign currencies. The effect of this practice is to minimize the impact of foreign exchange rate movements on the Company's operating income. The Company does not engage in currency speculation. Gains and losses on contracts which hedge specific foreign currency commitments are deferred and accounted for as part of the transaction being hedged. Contracts used to hedge anticipated revenue streams and certain assets and liabilities are marked to market, and the resulting transaction gain or loss is included in the determination of net income. As of February 24, 1996, the Company had approximately $38.2 million of foreign forward exchange contracts, primarily denominated in British Pounds, German Deutschemarks and Irish Pounds.

   For further information on the above, see Note P to the Consolidated Financial Statements.

                                   BUSINESS


   GTECH is the world's leading operator of computerized on-line lottery systems. The Company currently operates on-line lottery systems for 26 of the 37 on-line lottery authorities in the United States and has supplied or currently operates on-line lottery systems for 48 of the 74 international on-line lottery authorities. The Company, seeking to develop growth opportunities in addition to those available in the on-line lottery industry, is actively involved in the emerging electronic benefits delivery industry and in the pursuit of gaming opportunities other than on-line lottery such as destination gaming and video lottery.


   The Company's core business consists of providing on-line lottery services and products to governmental lottery authorities and governmental licensees worldwide. The Company offers its customers a full range of lottery services, including the design, assembly, installation, operation, maintenance and marketing of on-line lottery systems and instant ticket support services. The Company's lottery systems consist of numerous lottery terminals located in retail outlets, central computer systems, systems software and game software, and communications equipment which connects the terminals and the central computer systems.

   Historically, the majority of the Company's lottery customers in the United States have entered into long-term service contracts pursuant to which the Company provides, operates and maintains the customers' on-line lottery systems in return for a percentage of the gross lottery revenues. Many of the Company's international lottery customers have purchased their on-line lottery systems, although some, especially lottery authorities in Eastern Europe and Latin America, have entered into long-term service contracts with the Company. Over the last several years, there has been an industry movement away from product sales in favor of long-term service contracts. In fiscal 1993, approximately 70% of the Company's lottery revenues had been derived from its portfolio of long-term on-line lottery service contracts with substantially all of the remainder being derived from lottery product sales. In each year since fiscal 1993, the percentage of the Company's lottery revenues derived from on-line lottery service contracts has risen, and in fiscal 1996, approximately 92% of the Company's lottery revenues were derived from on-line lottery service contracts. While the Company believes that product purchases by lotteries during each of the next two years are likely to exceed the level experienced in fiscal 1996, it is likely that the percentage of the Company's revenues attributable to product sales will remain closer to the percentage level realized in fiscal 1996 than to the fiscal 1993 level.

ON-LINE LOTTERY CONTRACTS

   The Company generally conducts its lottery business under one of three types of contractual arrangements: Facilities Management Contracts, Operating Contracts and Product Sales Contracts. Under a typical Facilities Management Contract, the Company installs, operates and maintains a lottery system, while retaining ownership of the lottery system. These contracts generally provide for service fees directly from the lottery authority to the Company based on a percentage of on-line lottery ticket sales. Under an Operating Contract, the Company generally provides the same services as under a Facilities Management Contract, but sells the lottery system and licenses the computer software to the lottery authority. Ongoing service fees to the Company under an Operating Contract are usually based on a percentage of lottery ticket sales. Under a Product Sales Contract, the Company sells, delivers and installs a turnkey lottery system or lottery equipment and licenses the computer software for a fixed price, and the lottery authority subsequently operates and maintains the lottery system. The purchase price for products sold under Operating Contracts and Product Sales Contracts is generally paid prior to or upon acceptance of the products.

   The collection of lottery monies, the selection of winners, the financial responsibility for the payment of prizes and the qualification of retail sales agents are usually the sole responsibility of the lottery authority in each jurisdiction in which the Company operates a lottery. The United Kingdom's National Lottery provides an important exception to this general rule. Camelot Group plc, a consortium of companies of which the Company is a member, was licensed by the United Kingdom government to operate all aspects of the National Lottery with the exception of proceeds allocation.

 FACILITIES MANAGEMENT CONTRACTS


   The table below sets forth the lottery authorities with which the Company had Facilities Management Contracts as of March 9, 1996 except as otherwise noted. Unless otherwise indicated, the Company is the sole supplier of central computers and terminals and services to each of the lottery authorities listed below. The table also sets forth information regarding the term of each contract and, as of March 9, 1996, the approximate number of terminals installed in each jurisdiction.


                       FACILITIES MANAGEMENT CONTRACTS


                                     APPROXIMATE       DATE OF          DATE OF
                                    NO. OF LOTTERY   COMMENCEMENT    EXPIRATION OF       CURRENT
                                      TERMINALS       OF CURRENT        CURRENT         EXTENSION
JURISDICTION                         INSTALLED(1)      CONTRACT      CONTRACT TERM      OPTIONS*
- ---------------------------------  --------------  --------------  ---------------  ---------------
UNITED STATES:
Arizona(2) .......................        (2)            (2)              (2)              --
California(3) ....................      13,170          10/93            10/98         5 one-year
Colorado .........................       2,270           3/95            10/00         2 two-year
District of Columbia(4) ..........         620           5/95            11/99             --
Georgia ..........................       4,820           4/93             9/98           5 years
Illinois .........................       6,270           2/89            10/97         3 one-year
Indiana ..........................       3,250           3/90             6/98         1 one-year
Iowa .............................       1,500           4/91             6/01         1 two-year
Kansas ...........................       1,620           1/88             6/97             --
Louisiana ........................       2,640          11/91             1/97           5 years
Maine(5) .........................       1,070           7/90             6/00             --
Maryland(6) ......................       3,920           4/91             7/96             --
Michigan .........................       5,850           4/88             1/99             --
Missouri(7) ......................       2,370           7/96             7/01         2 one-year
Nebraska .........................         720           4/94             6/00         1 four-year
New Hampshire(5) .................         890           7/90             6/00             --
New Jersey(8) ....................       5,120           7/84             5/96(8)     2 four-month
New York .........................      10,510           2/93             2/99         3 one-year
Ohio .............................       6,250          10/93             6/97         2 two-year
Oregon ...........................       2,670           8/85             5/97        1 three-month
Rhode Island .....................         900           1/87             1/97             --
Texas(9) .........................      12,340           3/92             8/02             --
Vermont(5) .......................         450           7/90             6/00             --
Washington State .................       (10)            9/95             6/01           3 years
West Virginia ....................       1,250           2/92             6/00         2 one-year
Wisconsin ........................       3,060           5/89             3/97             --
                                       ---------
    Subtotal .....................      93,530
INTERNATIONAL:
Barbados
 -- T.L. Lotteries ...............         190          10/94             1/00         2 one-year
Brazil(11)
 -- Minas Gerais .................         620          10/94            10/00            (11)
 -- Parana .......................         750           8/94             8/98            (11)
 -- Santa Caterina ...............         180           5/95             5/00            (11)
 -- FGFS Sports Club .............          40          11/94            11/99            (11)
Chile
 -- Polla Chilena de
    Beneficencia S.A. ............       1,640          12/93             8/99             --

                                     APPROXIMATE       DATE OF          DATE OF
                                    NO. OF LOTTERY   COMMENCEMENT    EXPIRATION OF       CURRENT
                                      TERMINALS       OF CURRENT        CURRENT         EXTENSION
JURISDICTION                         INSTALLED(1)      CONTRACT      CONTRACT TERM      OPTIONS*
- ---------------------------------  --------------  --------------  ---------------  ---------------
Czech Republic
 -- SAZKA ........................       1,850          10/92            (12)             (12)
Estonia
 -- Ras Eesti Loto ...............         330           1/94             1/06            (13)
Ireland
 -- An Post Nat'l Lottery Company        2,000           3/93             3/00            (14)
Lithuania
 -- OLIFEJA ......................         260          12/94            12/09            (15)
Mexico
 -- Pronosticos para la
 Assistencia    Publica ..........       4,620           6/89(16)         4/96(14)        (16)
Poland
 -- Totalizator Sportowy .........       3,060           3/91            (17)             (17)
Puerto Rico
 -- Loteria Electronica de Puerto
    Rico .........................       1,730           4/90            11/98             --
Slovakia
 -- TIPOS, a.s. ..................         670          (18)             (18)              --
Spain
 -- Loto Catalunya ...............       1,490          10/87            10/97            (14)
Trinidad & Tobago
 -- National Lotteries Control
    Board ........................         490          12/93             7/99         5 one-year
United Kingdom
 -- The National Lottery (19)  ...      20,140           7/94             9/01             --
Venezuela (20)
 -- Loteria de Caracas ...........         610           4/93             4/98         1 five-year
 -- Loteria de Oriente ...........                       6/89             6/99            (14)
 -- Loteria de Zulia .............                      12/90            12/00            (14)
                                   --------------
    Subtotal .....................      40,670
                                   --------------
Total Terminals Installed ........     134,200
                                   ==============

- -----------------------------
   * Reflects extensions available to the lottery authority under the same terms as the current contract. Lottery authorities occasionally negotiate extensions on different terms and conditions.
   (1)  Total does not include instant ticket validation terminals.

   (2) In May 1996, the Company entered into a one-year agreement with the Arizona lottery authority to provide on-line and instant ticket lottery equipment and services. This agreement becomes effective upon termination of Arizona lottery authority's agreement with its current supplier, Automated Wagering International, Inc., which it is anticipated will terminate in fiscal 1997. Subject to such termination, the agreement calls for the Company to reinstall, operate and maintain the equipment (including up to 2,500 terminals) which the Company had supplied under its previous contract with the Arizona lottery authority. The Company's previous contract commenced in October 1988 and expired in October 1995. The Company's new agreement provides for a term of one-year from commencement of sales under the Company's system and for an indefinite number of 90-day extensions at the lottery's option.
   (3) In addition, the Company is a subcontractor to High Integrity Systems, Inc. ("HISI"), which has a contract with the California lottery authority to install and maintain 6,000 terminals using HISI's proprietary dial-up technology for on-line and instant ticket sales and validation.

   (4) Operated by Lottery Technology Enterprises, a joint venture in which the Company has a 40% interest.
   (5) The Maine, New Hampshire and Vermont lotteries share a central computer system.
   (6) At the end of the current contract term, the Company will be replaced by a competitor.
   (7) Reflects contract awarded to the Company in January 1996. The Company's current contract with the Missouri lottery authority commenced in December 1990.
   (8) The New Jersey lottery authority selected the Company to provide a new on-line system upon termination of the present contract. This award is subject to approval by the New Jersey Department of Treasury and the negotiation and execution of a contract and is the subject of a protest by a competitor. See "Business -- Legal Proceedings."
   (9) In May 1996, the Company and the Texas lottery authority extended the term of their agreement for 5 years (from September 1, 1997 through August 2002) and amended it to provide for the Company to furnish the Texas lottery authority with a new central system, additional terminals and other lottery equipment and services. See "Recent Developments".
   (10) The Company plans to commence operations in Washington in June 1996 with approximately 3,000 terminals.
   (11) Operated by Racimec, a Brazilian company in which the Company owns all voting stock. Each of the Brazilian agreements may be extended, at the option of the respective lottery authority, for one extension term not to exceed the duration of the base term.
   (12) The contract with the Czech Republic lottery authority runs until seven years after the installation of the 2,500th terminal or three years after the installation of any terminals after the 3,000th terminal, whichever is later.
   (13) The Company's contract with Ras Eesti Loto provides for an automatic three-year extension, in certain circumstances, and an indefinite number of one-year extension options.
   (14) The contracts with the lottery authorities of Ireland, Spain (Loto Catalunya) and Venezuela (Loteria de Oriente and Loteria de Zulia) may either be extended for any period mutually acceptable to the Company and the respective lottery authority or continue indefinitely until termination by the respective lottery authority.
   (15) The Company's contract with the Lithuanian lottery authority automatically extends from year-to- year unless either party gives timely notice of non-renewal.
   (16) Reflects the earliest contract still in effect. The Company has several additional contracts with the Mexico lottery authority under which the commencement of the initial five-year term will occur upon installation of terminals. At the conclusion of the initial term of each contract, ownership of the lottery system, including all terminals, will pass to the Mexico lottery authority. To date, title to approximately 2,500 of the terminals has passed to the Mexico lottery authority. The Company does not operate the system in Mexico but does maintain the system.
   (17) The expiration date of the Company's contract with the Polish Lottery authority is seven years from a rolling date that is determined by reference to the installation of the final terminal under the contract. The contract's term automatically renews for an indefinite number of one-year extension periods thereafter unless either party gives timely notice of non-renewal.
   (18) The Company's agreement with SPORTNIKE a.s. expired in July 1995 upon termination of SPORTNIKE'S license to conduct a lottery in Slovakia. Since then, the Company has been operating the system for, and in March 1996 entered into a definitive agreement with, TIPOS a.s., the current license holder. The Company's contract with TIPOS expires seven years after the installation of the 1,000th terminal on the system.
   (19) Operated by Camelot Group plc, a consortium in which the Company holds a 22.5% equity interest, on a facilities management basis. The Company also sells equipment to Camelot Group plc for use by The National Lottery.
   (20) The Venezuela lottery authorities share the same central computer system.

 OPERATING CONTRACTS

   The table below sets forth the lottery authorities with which the Company had Operating Contracts as of March 9, 1996. Unless otherwise indicated, the Company is the sole supplier of lottery equipment and services to each of the lottery authorities listed below. The table also sets forth information regarding the term of each contract and, as of March 9, 1996, the approximate number of terminals installed in each jurisdiction.

                             OPERATING CONTRACTS

                                  APPROXIMATE NO.     DATE OF          DATE OF
                                    OF LOTTERY      COMMENCEMENT    EXPIRATION OF     CURRENT
                                     TERMINALS       OF CURRENT        CURRENT       EXTENSION
JURISDICTION                       INSTALLED(1)       CONTRACT      CONTRACT TERM     OPTIONS*
- -------------------------------  ---------------  --------------  ---------------  ------------
UNITED STATES:
Idaho ..........................         600            3/90            2/99         1 one-year
Kentucky(2) ....................       2,710           10/89            (2)              --
                                       -----
 Subtotal ......................       3,310

INTERNATIONAL:
Argentina
 -- Loteria National Sociedad
 del    Estado .................         770           11/93            4/01         1 two-year
Denmark
 -- Dansk Tipstjanst(3) ........       2,780            9/95            1/00             --
The Netherlands
 -- Stichting de Nationale
    Sporttotalisator(5) ........       2,610           12/91            2/97            (4)
Turkey
 -- Turkish National Lottery  ..        (6)             2/96            (6)             (6)
                                       -----
 Subtotal ......................       6,160
                                       -----
Total Terminals Installed  .....       9,470
                                       =====

- ------------------------
   * Reflects extensions available to the lottery authority under the same terms as the current contract. Lottery authorities occasionally negotiate extensions on different terms and conditions.
   (1)  Total does not include instant ticket validation terminals.
   (2) The Company's contract with the Kentucky lottery authority runs from month-to-month through October 15, 1997. In October 1995, the Kentucky lottery authority awarded to a competitor a new facilities management contract to supply and maintain on-line lottery equipment and provide services to the Kentucky lottery authority upon the expiration of the Company's current Operating Contract.
   (3) The Denmark lottery authority has exercised an option to assume responsibility for the operation and maintenance of the lottery system.
   (4) The contract may either be extended for any period mutually acceptable to the Company and the lottery authority or continues indefinitely until termination by the lottery authority.
   (5) The Company has entered into a Memorandum of Understanding with CGK Computer Gesellschaft Konstanz mbH which has the contract with the Netherlands lottery authority. The Netherlands lottery authority operates the system and maintains all terminals. The Company performs all software maintenance, except terminal application maintenance. The Company also provides spare and repair parts.
   (6) The Company's contract with Turkey's National Lottery Administration, that was entered into in February 1996, provides that the Company will sell up to 5,000 terminals and will provide comprehensive services to the lottery authority. The contract terminates five years after system start-up, currently scheduled for September 1996, provided that the term of the contract will automatically renew for successive one-year extension terms unless either party gives timely notice of non-renewal. In addition, the Turkish lottery authority has the option to assume responsibility for the provision of certain lottery services at any time after the second anniversary of system start-up.

 PRODUCT SALES CONTRACTS

   The table below lists certain of the Company's direct and indirect customers that have purchased lottery terminals and other on-line lottery equipment from the Company since March 1, 1991. The Company has found the size and timing of product sales often difficult to predict and has experienced variability in product sales revenues from period to period.

Argentina         -- National Lottery of Argentina
Argentina         -- Provincial Lottery of Buenos Aires
Australia         -- Lotteries Commission of South
                     Australia
Australia         -- Tattersall Sweep Consultation
Australia         -- Lotteries Commission of West
                     Australia
Austria           -- Osterreichische Lotto Toto
                     Gesmbh
Belgium           -- Loterie Nationale de Belgique
Canada            -- Atlantic Lottery Corporation
Canada            -- British Columbia Lottery
                     Corporation
Canada            -- Ontario Lottery Corporation
Canada            -- Western Canada Lottery
                     Corporation
Canada            -- Saskatchewan Gaming Commission
Finland           -- Oy Veikkaus AB
Germany           -- Sachsiche Lotto-GmbH
Germany           -- Lotterie Treuhandgesellschaft   Mbh
                     Thuringen*
Iceland           -- Islensk Getspa
Iceland           -- Islenskar Getraunir
Malaysia          -- Pan Malaysian Pools
Malaysia          -- Lotteries Corporation (Sabah)   Sdn.
                     Bhd.
Malaysia          -- Sports Toto Malaysia Bhd.
New               -- New Zealand Lotteries
Zealand              Commission
Singapore         -- Singapore Pools (Pte) Ltd.
Spain             -- Sistemas Tecnicos de Loterias del
                     Estado
Sweden            -- AB Tipstjanst
Switzerland       -- Sport-Toto Gesellschaft
Switzerland       -- Loterie de la Suisse Romande
United Kingdom    -- The National Lottery

- -----------------------
   *  Sale pending

CERTAIN PRODUCTS AND SERVICES

 ON-LINE LOTTERY

   In recent years, lottery authorities have recognized that by offering new games or products, the lotteries are able to generate significant additional revenues. An important part of the Company's strategy is to develop new products and services for its customers in order to increase their lottery revenues. The Company's principal on-line lottery products and services introduced in recent years are keno, instant ticket support services and BingoVision(Trademark). In addition, the Company has recently introduced its ISYS(Trademark) series terminal and PRO:SYS(Trademark) software system to enhance the functionality and appeal of its existing software and terminal lines.

   Keno. While new on-line jurisdictions offer growth by providing access to new players, more mature markets, such as the United States, rely principally upon the introduction of new games to provide growth. One such game introduced by the Company is keno. In keno, players typically choose up to 10 numbers from a field of 80 and attempt to match their numbers against any 20 numbers which are randomly selected by a central computer system. Alternatively, the player may choose up to 10 numbers and wager that none of such numbers will match the 20 numbers randomly selected. This game combines the multiple prize payouts of a lotto-type game with the immediacy of an instant scratch-off lottery game. It is also unique in its play-style and distribution, which decreases the risk that the game will cannibalize existing on-line lottery revenues. Keno is more interactive than typical on-line lottery games and is designed to be played in the company of others. While most lotto and numbers games are found in convenience stores and supermarkets, places visited frequently and often individually, keno outlets are often located in restaurants, taverns and bowling alleys and other social settings which tend to be visited by groups of people.

   From the Company's introduction in April 1990 of the first on-line keno game for the Lotteries Commission of South Australia through the end of fiscal 1995 on February 25, 1995, the Company assisted lottery authorities in Belgium, Brazil (Parana and Minas Gerais), California, Iceland, Kansas, Maryland, Oregon, Rhode Island, Catalunya (Spain), Switzerland (La Societe de la Loterie de la Suisse Romande), West Virginia and Venezuela (Loteria de Caracas) to introduce on-line keno games. During fiscal 1996, the Company assisted the New York and Georgia lottery authorities in implementing keno games. Based on the success of keno in these jurisdictions, the Company believes keno will be adopted in other jurisdictions in the next few years.

   Keno illustrates the impact that new games can have on lottery revenues. Since the United States introduction of keno in 1991, United States keno revenues have grown significantly, exceeding $1.3 billion and accounting for more than 7% of total United States on-line lottery revenues in 1995. The popularity of keno has led the Company to explore the development of new games based upon keno. Most notably, the Company has developed Keno Plus(Trademark), a new product that combines expanded keno game characteristics with new hardware and enhanced product support.

   Instant Ticket Support Services. The Company provides certain products, systems and services to the instant ticket lottery industry. The Company's on-line support systems for the instant ticket lottery business provide comprehensive functionality, including: instant ticket validation; retailer accounting; inventory control and tracking; ticket stock distribution; electronic funds transfer; finance and sales tracking reports; and marketing support.

   In order to automate and increase the security of instant ticket lotteries, the Company developed the GTECH Validation Terminal ("GVT"), a point-of-sale device that facilitates instant ticket validation and provides access to the Company's on-line instant ticket support systems for instant ticket agents who are not part of a lottery's on-line lottery system. The Company also offers add-on validation terminals which attach to its on-line lottery terminals and provide the same functionality as the GVT, while using the existing communications network.

   The Company is providing marketing, distribution, on-line validation, inventory control and accounting support services and equipment (but not the printing of the instant tickets) for the Texas lottery's instant ticket games. In addition, the Company currently provides instant ticket support services to lottery authorities in Colorado, District of Columbia, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Michigan, Missouri, New Hampshire, New Jersey, New York, Ohio, Oregon, Rhode Island, Texas and Wisconsin. Internationally, the Company currently supplies lottery authorities in Australia, Belgium, Chile, Denmark, Finland, Ireland, Netherlands, New Zealand, Spain and the United Kingdom with instant ticket support services.

   BingoVision(Trademark). The Company has recently developed
BingoVision(Trademark), a televised bingo-based lottery game, in which players buy tickets from on-line lottery retailers and mark them while following a live televised draw. The Company has implemented
BingoVision(Trademark) in Estonia, the Czech Republic and Lithuania and is actively marketing the game to other lottery authorities.

   The PRO:SYS(Trademark) Software System. PRO:SYS(Trademark) is the Company's latest software system. Employing a user friendly interface, lotteries can use PRO:SYS(Trademark) to manage all aspects of their gaming environment, including on-line, instant ticket sales and accounting and video games. Features such as promotions management and information analysis allow lottery authorities to tailor the system to their individual needs. PRO:SYS(Trademark) was first installed in September, 1994 for Societe de la Loterie de la Suisse Romande, Switzerland. Since that time, the Company has installed PRO:SYS(Trademark) in systems used by the lottery authorities of Washington, D.C.; Colorado; Idaho; Ontario, Canada; and Sachsische Lotto-GmbH in Leipzig, Germany and is in the process of installing PRO:SYS(Trademark) in Washington State, Missouri, Denmark, and Sweden. In addition, PRO:SYS(Trademark) was used as the base architecture for the electronic benefits transfer system installed by the Company under its February 1994 contract with the Texas Department of Human Services. See "Benefits Delivery Systems and Services."

   The ISYS(Trademark) Terminal Series. During fiscal 1996, the Company introduced its ISYS(Trademark) terminal series. ISYS(Trademark) is an integral, single-unit terminal which features modular subassemblies, high perfor-mance ticket printer and playslip reader subassemblies, an easy-to-use design, and a host of new features and technologies. The Company believes that ISYS(Trademark) improves upon previous terminal designs by featuring simplified wager entry via intuitive keyboard and screen formats, improved system status monitoring and the latest instant ticket validator technology.

 BENEFITS DELIVERY SYSTEMS AND SERVICES

   The Company in recent years has sought to build upon its expertise in providing secure, high volume transaction processing systems and services for governmental authorities through its involvement in the emerging government benefits delivery industry. Through Transactive, the Company is active in the business of providing government benefits delivery systems and services. In October 1995, the Company completed full implementation of a computerized system for the electronic delivery of food stamps and Aid to Families with Dependent Children ("AFDC") benefits under its February 1994 contract with the Texas Department of Human Services. The Texas electronic benefits delivery system provides food stamps and AFDC benefits to approximately 1.1 million households and is the largest electronic benefits delivery system currently operating in the United States.


   In December 1995, the Company announced that Transactive had been selected to negotiate a contract to supply equipment and services for an electronic benefit transfer system to the Illinois Department of Public Aid. Transactive has subsequently entered into a final contract with the Illinois Department of Public Aid which contemplates that the system, when fully implemented, will provide AFDC, food stamp and public assistance benefits to approximately 500,000 households.


   The Company acquired a contract to provide an on-line system and services for the distribution of public assistance funds and food stamps for the Human Resources Administration of the City of New York ("HRA") in August 1993 as part of its acquisition of the on-track and off-track parimutuel wagering business and related assets of General Instrument Corporation that the Company has recently divested. Transactive will continue to provide this system and services to HRA through December 31, 1996 and is engaged in discussions with HRA respecting an extension of this contract. The State of New York recently declared its conditional intent to award a benefits delivery contract to a competitor of Transactive. If this award becomes final, HRA's program of delivering public assistance funds and food stamps will likely be subsumed within the New York State program, and Transactive's contract, which is profitable, with HRA will likely terminate as a result.

   In July 1995, Transactive entered into an agreement with the Texas Parks and Wildlife Department to provide an on-line system for the sale of fish and game licenses and in September 1995, sales of fish and game licenses commenced on this system. In August 1995, the Company entered into an agreement with the Idaho lottery and the Idaho Department of Fish and Game ("IDFG") to provide equipment, software and services to permit the sale of fish and game licenses for the IDFG utilizing, in part, the on-line lottery system provided by the Company to the Idaho lottery authority.

   In addition, during fiscal 1996 Transactive obtained required approvals from the State of New York of its September 1994 subcontract with Continental Currency Services, Inc. to provide equipment and related services for the production and issuance of benefit identification cards. This contract has not yet been implemented pending determination by the State of New York of its requirements thereunder.

 NON-LOTTERY GAMING PRODUCTS AND SERVICES

   In November 1994, the Company announced the formation of its Gaming Group to pursue gaming opportunities other than on-line lottery including video lottery and destination gaming. During fiscal 1996, the Company entered into agreements with Full House to share in the financing and development of Native American and casino gaming ventures. Operations with respect to one such venture, a casino in Coos Bay, Oregon, on Native American lands, featuring approximately 850 video lottery terminals, assorted table games, bingo and keno, commenced in May 1995. In addition, the Company and Full House entered into agreements with Delaware State Fair, Inc. and Harrington Raceway, Inc. in February 1996 to finance and construct a gaming facility at the Delaware State Fairgrounds, Kent County, Delaware. It is anticipated that the facility will house approximately 500 video lottery terminals and will commence operations during fiscal 1997.

   The Company's video lottery systems combine the security and integrity of the Company's traditional on-line lottery systems with entertainment-based video games. The Company's video lottery systems include a controlling central computer system, multiple video lottery terminals (which the Company acquires from third-party manufacturers), the Company's ticket validation terminals, and a self-diagnostic communications network. Games offered by the Company's video lottery systems include poker, blackjack, keno and bingo and other games. The Company entered the video lottery business during fiscal 1991 and currently provides video lottery products to lottery jurisdictions in Alberta and Saskatchewan, Canada, Oregon and Rhode Island. Currently, video lotteries are operated or are being implemented or tested in six jurisdictions in the United States and ten international jurisdictions. There can be no assurance as to how many jurisdictions will eventually legalize video lottery systems.

 COMMUNICATIONS NETWORK SERVICES

   During fiscal 1996, the Company formed its wholly-owned subsidiary, GTECH Worldserv, Inc., to offer network communications services principally to private sector customers. This venture, which is in its initial start-up phase, plans to offer wide area network design, installation, operation and maintenance services and full local area network administration services, among other services. GTECH Worldserv, Inc. has entered into contracts with Xerox Corporation, The Gartner Group and Metropolitan Fiber Systems to provide network communications and related services.

 TOTALIZATOR SYSTEMS

   The Company announced in February 1996 that it had completed the divestiture of its wholly-owned subsidiary, AmTote, to Mudge Acquisitions Group, Inc. AmTote had conducted the on-track and off-track parimutuel wagering business that the Company acquired in August 1993 from General Instrument Corporation. See "The Company."

COMPETITION

   The on-line lottery business is highly competitive in both the United States and internationally. Both in the United States and internationally, price is an important, but usually not the sole criterion for selection. Other significant factors that influence the award of lottery contracts are: the ability to optimize lottery revenues through technical capability and applications knowledge; the quality, dependability and upgrade capability of the system; the marketing and gaming experience, financial condition and reputation of the vendor; and the satisfaction of other requirements and qualifications that the lottery authority may impose.


   In the past year, the lottery authorities of Arizona, Kentucky and Maryland announced the award of on-line lottery contracts to a competitor of the Company upon expiration of their then current contracts with the Company. In June 1995, the Company was selected to provide on-line lottery equipment and services to the Washington State lottery upon expiration of the lottery authority's present contract with the same competitor. In May 1996, the Company entered into a one-year agreement with the Arizona lottery authority to provide on-line and instant ticket lottery equipment and services, subject to and effective upon termination of the Arizona lottery authority's contract with its current supplier.

   The Company's competitors in the on-line lottery business (and the number of on-line lottery jurisdictions currently serviced worldwide by such competitors) are as follows: Automated Wagering International, Inc. ("AWI"), a subsidiary of Video Lotteries Technologies, Inc. ("VLT") (7; not counting Kentucky and Maryland which it is anticipated will be serviced by AWI during fiscal 1997, and Arizona which, while currently serviced by AWI, is anticipated will terminate during fiscal 1997); Autotote Corporation (8) ("Autotote") (6 of these on-line jurisdictions are jointly serviced by Autotote and International des Jeux); International Totalizator Systems, Inc.
(7); International des Jeux (Lotto France) (7) (6 of these on-line jurisdictions are jointly serviced by Autotote and International des Jeux); and Essnet/Alcatel (10). Electronic Data Systems Corporation ("EDS") and VLT are parties to a strategic alliance in which EDS holds a 20% equity interest in VLT.


   The emerging government benefits delivery industry is also highly competitive. Among the Company's competitors are banking institutions with access to larger capital resources than the Company to invest in benefits delivery projects and, in some cases, with existing automated teller machine infrastructures that can be utilized to deliver government benefits. The primary competitors of the electronic benefit transfer operations of the Company's Transactive subsidiary are Citibank EBT Services, Deluxe Data Systems, Inc., EDS and First Security Processing Services, Inc.

   The Company's Gaming Group faces competition from numerous companies that seek to finance, develop and manage destination gaming facilities, on and off of Native American lands, as well as from technology providers. The principal competitors providing video lottery technology in competition with the Company include Autotote Systems, Inc., International Game Technology, Inc., Spielo Manufacturing, Inc., Video Lottery Technologies, Inc. and WMS Gaming, Inc., some of which have supplied substantially more systems and terminals than the Company.

LEGAL PROCEEDINGS

   At the end of May 1994, several shareholder class action lawsuits were brought against the Company and various of its executive officers (Messrs. Snowden, Markowicz and Breakstone) in the U.S. District Court of Rhode Island relating to the Company's May 25, 1994 announcement that earnings for its 1995 fiscal year could be at or below fiscal 1994 levels. On September 23, 1994, the plaintiffs in these actions filed an Amended Consolidated Class Action Complaint which generally alleged that the defendants violated federal securities laws in disseminating materially false and misleading statements about the Company's prospects and failing to disclose on a timely basis the fact that fiscal 1995 earnings were expected to be less than allegedly anticipated by the public. The complaint sought to recover monetary damages from the Company and the individual defendants. This complaint was eventually dismissed for failing sufficiently to state a meritorious claim; and on May 23, 1995, the plaintiffs filed a Second Consolidated Amended Class Action Complaint making essentially similar allegations. On June 9, 1995, the Company announced that, in order to avoid the costs and disruptions of further proceedings, it had reached a settlement of this lawsuit. Under the terms of the settlement, which is subject to approval by The Federal District Court of Rhode Island and several other contingencies, the Company and its insurer have agreed to pay an aggregate of $1,250,000 in full settlement of all claims against the Company and the other defendants.


   A recent notice of intent to award a contract to the Company by the New Jersey lottery authority has been challenged by a competitor of the Company. On March 8, 1996, AWI filed an administrative protest of the intended contract award to the Company with the Director of the state agency that awarded the contract. AWI alleged that (i) there are questions regarding the Company's integrity which will impair public confidence in the lottery and
(ii) the Company's proposal materially deviated from the requirements of the request for proposals and, therefore, the Company's bid should be rejected. On May 31, 1996, the hearing officer issued his Findings and Decision respecting this administrative protest to the Director of the New Jersey Department of Treasury Division of Purchase and Property, finding, in essence, no merit to AWI's protest. The Director of the New Jersey Department of Treasury Division of Purchase and Property, who has the authority to award the contract, has not yet made an award of the contract. The Company believes that the claims raised by AWI are without merit and intends to vigorously oppose AWI's claims if there are any further proceedings in this matter.


   The Company also is subject to certain other legal proceedings and claims. See "Risk Factors -- Maintenance of Business Relationships and Certain Legal Matters." Although it is not possible to determine the eventual outcome or financial impact of these other proceedings and claims at this stage, management believes, on the basis of information presently available to it, that the disposition of these matters will not materially adversely affect the Company's consolidated financial position or results of operations.

                            DIRECTORS AND OFFICERS


   The following table sets forth as of June 11, 1996, certain information concerning the directors and executive officers of the Company.



 NAME                   AGE    OCCUPATION
- ----------------------  -----  --------------------------------------------------------------
Guy B. Snowden          50     Director, Co-Chairman, Chief Executive Officer and Member of
                               the Executive Operating Committee of the Company. Mr.
                               Snowden's present term of office as Director expires in 1998.
                               Mr. Snowden was a co-founder of GTECH and has been its Chief
                               Executive Officer since its inception in 1980. He served as
                               Chairman from 1987 to 1990 and was President from 1981 to 1987 and 1989 through December 1994. Mr. Snowden is a director of
                               Bugaboo Creek Steak House, Inc.

Victor Markowicz        51     Director, Co-Chairman and Member of the Executive Operating
                               Committee of the Company. Mr. Markowicz has been a Director since GTECH's inception in 1980. His present term of office as
                               Director expires in 1996. Mr. Markowicz was a co-founder of
                               GTECH and served as Vice Chairman from 1987 to 1990, Senior
                               Vice President from 1988 to 1989 and Executive Vice President and Secretary from 1981 to 1988.

Michael R. Chambrello   38     Vice President -- U.S. Operations, of the Company since 1991 and Member of the Executive Operating Committee of the Company
                               since December 1994. Prior to this, Mr. Chambrello served in various positions since joining the Company in 1982.

Joel J. Cohen           58     Director of the Company since 1992. Mr. Cohen's present term of office as Director expires in 1997. Mr. Cohen has been
                               Managing Director, Investment Banking Division, of Donaldson,
                               Lufkin & Jenrette Securities Corporation ("DLJSC") since
                               October 1989. Previously, Mr. Cohen was a consultant from
                               February 1988 until October 1989; a Partner of Davis Polk &
                               Wardwell, attorneys, from 1969 until September 1987; and
                               General Counsel, Presidential Task Force on Market Mechanisms,
                               from November 1987 through January 1988. Mr. Cohen is also a director of The Chubb Corporation, Maersk, Inc. and Maersk
                               Line, Limited.

Robert M. Dewey, Jr.    64     Director of the Company since 1995. Mr. Dewey's present term of office as Director expires in 1998. Mr. Dewey is Chairman of Autranet, Inc., a wholly-owned subsidiary of Donaldson,
                               Lufkin & Jenrette, Inc. ("DLJ"), an investment banking firm.
                               Mr. Dewey was Managing Director, Institutional Equities
                               Division, of DLJSC from 1983 through 1995.


NAME                    AGE    OCCUPATION
- ----------------------  -----  --------------------------------------------------------------
Burnett W. Donoho       56     Director of the Company since 1992 and from May 1990 to June
                               1991. Mr. Donoho's present term of office as Director expires in 1997. Mr. Donoho has been a self-employed Retail Consultant since December 1994. Previously, Mr. Donoho was the Vice
                               Chairman and Chief Operating Officer of Macy's East, a
                               division of R. H. Macy & Co., Inc., a department store chain, from July 1992 until December 1994; Mr. Donoho was a member of
                               Ernst & Young's Great Lakes Management Consulting Group from
                               June 1991 to June 1992; consultant to the superintendent of the Chicago Public Schools from November 1990 to May 1991; and
                               President of Marshall Field and Co., a department store chain, from 1984 to June 1990. In January 1992, R. H. Macy & Co.,
                               Inc. filed a petition for protection under Chapter 11 of the
                               Federal bankruptcy laws. Mr. Donoho is also a director of
                               OfficeMax, Inc.

Carl H. Freyer          57     Director of the Company since May 1990 and from 1983 to
                               February 1990. Mr. Freyer's present term of office as Director expires in 1996. Mr. Freyer is President of the investment management firms of Freyer Corporation and Freyer Capital
                               Management, and has been Vice President of the investment
                               management firm of Caribbean Basin Capital Consultants, Inc.
                               since its organization February 1992.

Carl B. Menges          65     Director of the Company since 1992. Mr. Menges' present term of office as Director expires in 1996. Mr. Menges is Vice
                               Chairman of DLJ and was formerly Managing Director and
                               Chairman, Financial Services Group, of DLJSC. Mr. Menges is
                               Chairman of Wood, Struthers & Winthrop, the investment
                               management division of DLJ; and Chairman of the Winthrop Focus
                               Funds.

The Rt. Hon. Lord       58     Director of the Company since 1992. Lord Moore's present term
 Moore                         of office as Director expires in 1998. Lord Moore has been the
 of Lower Marsh                European Chairman and a director of The Monitor Company, a strategic consulting company, since October 1990. Previously,
                               Lord Moore held various ministerial posts in the Government of the United Kingdom, most recently as Secretary of State for
                               Social Security from July 1988 to July 1989 and as Secretary of State for Health and Social Security from 1987 to 1988.
                               Lord Moore is also the Chairman and a director of Credit
                               Suisse Investment Management Group Limited, Credit Suisse
                               Investment Management Limited and Credit Suisse Asset
                               Management Limited; a director of BEA Associates, Inc., Blue
                               Circle Industries plc, CS First Boston Australia Investment
                               Management Limited, Marvin & Palmer Inc., Rolls-Royce plc, The
                               Central European Growth Fund plc and Camelot Holdings Limited;
                               a member of the supervisory board of ITT Automotive Europe
                               Gmbh; and the President of Energy Savings Trust Ltd., a
                               not-for-profit energy conservation organization.


NAME                    AGE    OCCUPATION
- ----------------------  -----  --------------------------------------------------------------
William Y. O'Connor     52     Director of the Company since 1995. Mr. O'Connor's present term of office as Director expires in 1997. Mr. O'Connor has been President, Chief Operating Officer and Member of the
                               Executive Operating Committee of the Company since December
                               1994. Previously, Mr. O'Connor was the President and Chief
                               Executive Officer of Ascom Timeplex, a telecommunications
                               company, from 1992 to 1994, and prior to that was Corporate
                               Senior Vice President and President of the Broadband
                               Communications Group of Scientific Atlanta, Inc. from 1987 to
                               1992.

Thomas J. Sauser        52     Senior Vice President, Treasurer and Chief Financial Officer
                               of the Company and member of the Executive Operating Committee since February 1, 1996. Mr. Sauser was Chief Financial Officer
                               and Senior Vice President of EG&G, Inc., a provider of
                               scientific equipment systems and services, from 1994 through
                               1995. Prior to this, Mr. Sauser was employed by IBM
                               Corporation where, from 1991 to 1994, he was Assistant General
                               Manager and Vice President, Finance.

- ------------

   Except as otherwise noted, the named individuals have had the occupations indicated (other than directorships) for at least five years. The indicated employment and directorship histories with the Company for periods prior to the acquisition of GTECH Corporation by the Company in February 1990 refer to positions held with GTECH Corporation. The Company was formed in 1989 for the purpose of making such acquisition.

VOTING AGREEMENTS

   The Company and certain of its stockholders are parties to a Stockholders Agreement dated as of July 20, 1992, as amended (the "Stockholders Agreement"), which provides, among other things, for the nomination of and voting for directors of the Company. The principal parties to voting provisions of this agreement are: (i) Donaldson, Lufkin & Jenrette Capital Corporation ("DLJCC"), a subsidiary of DLJ, and related persons (other than the employees or former employees of DLJSC); (ii) Messrs. Snowden, Markowicz and the certain other members of management of the Company; and (iii) Norwest Bank Fort Wayne, N.A. (formerly known as Lincoln National Bank and Trust Company of Fort Wayne), as trustee (the "Voting Trustee") under the Second Amended and Restated Voting Trust Agreement, dated as of July 29, 1992 (the "Voting Trust Agreement"), pursuant to which DLJCC and related persons have deposited all of their shares of Common Stock in excess of 5% of the Company's outstanding Common Stock. See "Principal and Selling Stockholders."

   The applicable voting provisions of the Stockholders Agreement require that each of the parties subject to such provisions who hold shares of voting stock of the Company vote for the election to the Board of Directors of the Company of the following individuals: (i) three individuals nominated by DLJCC; (ii) three individuals nominated from among and by the management of the Company; (iii) one individual nominated by the Voting Trustee; and (iv) two individuals who are not affiliated with any of the current principal stockholders.

   The Voting Trustee has the sole power and discretion to act as and to exercise the rights and powers of a shareholder with respect to the shares in the Voting Trust, except that DLJCC and related persons are entitled to receive dividends, distributions and payments in respect of their shares of Common Stock held by the Voting Trustee, if and when the same are paid by the Company (except that shares of Common Stock issued as a dividend, distribution or other payment of the shares held by the Voting Trustee will also be subject to the Voting Trust Agreement). The address of the Voting Trustee is P.O. Box 2363, Fort Wayne, Indiana 46801.

   Upon the successful consummation of the Offerings, the Voting Trust Agreement and the voting provisions of the Stockholders Agreement will terminate.

DIRECTOR AND MANAGEMENT CHANGES


   It is anticipated that, assuming successful completion of the Offerings, Messrs. Cohen, Dewey and Menges, the three directors nominated by DLJCC, will resign from the Company's Board of Directors not later than the date of the Company's 1996 Annual Meeting of stockholders (which has not yet been scheduled). The future composition of the Board has not been determined but is currently under consideration by the recently appointed Nominating Committee of the Board consisting of Messrs. Snowden, Donoho and Moore.


   It is not contemplated that there will be any significant changes in management as a result of the Offerings. However, for some time the Company has been making efforts to add to the strength of its management team and to provide a source of qualified executives who can ultimately succeed to top management positions. Toward this end, the Company hired Mr. O'Connor in late 1994 as President and Chief Operating Officer with the mutual contemplation that he would, in time, become Chief Executive Officer, and Mr. O'Connor's employment agreement provides that he is entitled to resign with specified pay and benefits if he is not made Chief Executive Officer by December 1996.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table provides, to the best of the Company's knowledge, information as of April 23, 1996 and as adjusted to reflect the sale of Common Stock offered hereby, as to the ownership of Common Stock by (i) each director and executive officer of the Company and all directors and executive officers as a group, (ii) each person who is believed by the Company to be the beneficial owner of more than 5% of the Company's Common Stock based upon the Company's records, and (iii) the principal Selling Stockholders.


                                              SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                            OWNED PRIOR TO OFFERINGS                  OWNED AFTER OFFERINGS(1)
                                           ------------------------                  ------------------------
                                               NUMBER OF      % OF     SHARES BEING      NUMBER OF      % OF
NAME AND ADDRESS OF BENEFICIAL OWNER            SHARES        CLASS     OFFERED(1)        SHARES        CLASS
- -----------------------------------------  ---------------  -------  --------------  ---------------  -------
DLJCC and related persons ................     9,730,783(2)   22.6%     8,700,750        1,030,033    2.4%
 277 Park Avenue
 New York, New York 10172
Tiger Management Corporation .............     6,694,330      15.5          --           6,694,330    15.5
 101 Park Avenue
 New York, New York 10178
Firstar Investment Research & Management
 Co. .....................................     2,461,200(3)    5.7          --           2,461,200(3) 5.7
 777 East Wisconsin Avenue,
 Suite 1800
 Milwaukee, Wisconsin 53202
Guy B. Snowden ...........................     1,560,423(4)    3.6        549,767        1,010,656    2.3  Co-Chairman and
 Chief Executive Officer
Victor Markowicz .........................     1,563,516(5)    3.6        549,768        1,013,748    2.4
 Co-Chairman
Michael L. Chambrello ....................        15,000(6)     *           2,188           12,812(6)     *
 Vice President
Joel J. Cohen ............................         7,081(7)     *           6,691              390        *
 Director
Robert M. Dewey, Jr. .....................        20,635(8)     *           --              20,635(8)     *
 Director
Burnett W. Donoho ........................         3,000        *           --               3,000        *
 Director
Carl H. Freyer ...........................         --                       --               --
 Director
Carl B. Menges ...........................        28,322(9)     *          26,762            1,560        *
 Director
The Rt. Hon. Lord Moore ..................         4,500        *           --               4,500        *
 Director
William Y. O'Connor ......................        54,250(10)    *           --              54,250(10)    *
 Director, President & Chief Operating
 Officer
Thomas J. Sauser .........................         --                       --               --
 Senior Vice President, Treasurer
 and Chief Financial Officer
Other present and former employees of the
 Company, who own less than 1% of the
 class as a group, and none of whom is
 selling more than 35% of his or her
 shares (11 persons)(11) .................        10,148        *           3,527            6,621        *
All directors and executive officers as a
 group (11 persons) ......................     3,256,727(12)   7.6        1,135,176        2,121,551(12) 4.9

- ---------------------------
   *    less than 1%


   (1) Assumes no exercise of the U.S. Underwriters' over-allotment option. In the event such option is exercised in full, the Selling Stockholders will sell up to an additional 980,957 shares.


   (2) Includes shares beneficially owned by DLJCC and related persons as follows: 5,751,442 shares by DLJCC; 258,700 shares by DLJSC; 165,953 shares by The Equitable Life Assurance Society of the United States ("Equitable Life"); 34,338 shares by Equitable Variable Life Insurance Company ("Equitable Variable"); 1,092,500 shares by four of The Sprout Group funds; and 2,427,850 shares held by DLJSC as Custodian for the benefit of approximately 170 employees of DLJSC and its affiliates (including Joel J. Cohen, Robert M. Dewey, Jr. and Carl B. Menges, directors of the Company), none of whom holds as much as 1% of the outstanding Common Stock, which shares were acquired pursuant to certain DLJSC employee compensation arrangements. An aggregate of 8,292,067 of the above shares are held in the Voting Trust under the control of an independent Voting Trustee who holds and exercises voting rights associated with such shares. See "Directors and Officers

        -- Voting Agreements" DLJCC and DLJSC are both indirectly majority-owned subsidiaries of The Equitable Companies Incorporated ("EQ"). Equitable Life is a wholly-owned subsidiary of EQ and Equitable Variable is a wholly-owned subsidiary of Equitable Life. The address of Equitable Life and Equitable Variable is 787 Seventh Avenue, New York, New York 10019. The Sprout Group is a division of DLJCC. AXA, a French holding company located at 23 Avenue Matignon, 75008 Paris, France, currently holds approximately 60.7% of outstanding common stock as well as certain convertible preferred stock of EQ. DLJCC disclaims beneficial ownership of the shares held by Equitable Life and Equitable Variable and by the employees and former employees of DLJSC. The Sprout Funds consist of four venture capital funds under common control: Sprout Capital VI, L.P., Sprout Growth, L.P., Sprout Growth, Ltd. and DLJ Venture Capital Fund II, L.P. Excludes an aggregate of 25,000 shares held by DLJSC, as nominee, 5,700 shares held by Alliance Capital Management L.P., a majority-owned subsidiary of Equitable Life and 3,000 shares held by Wood, Struthers & Winthrop Management Corp., a wholly-owned subsidiary of DLJSC. These 33,700 shares are not being sold pursuant to this prospectus. Certain employees of DLJSC who own an aggregate of approximately 522,981 shares of Common Stock will not be Selling Stockholders, however, such employees have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 90 days from the date of this Prospectus. See "Underwriting."


   (3) Includes 135,600 shares as to which Firstar Corporation shares voting and dispositive power.
   (4) Includes 89,619 shares held by five trusts established by Mr. Snowden for the benefit of family members as to which he disclaims beneficial ownership.
   (5) Includes 607,645 shares held by a trust established by Mr. Markowicz for the benefit of family members as to which he disclaims beneficial ownership.
   (6) Including 8,750 shares subject to vested but unexercised stock options awarded under the Company's 1994 Stock Option Plan.
   (7) Mr. Cohen is a Managing Director of DLJSC. The share ownership of Mr. Cohen reflected in the table above consists of shares acquired pursuant to the DLJSC employee compensation arrangements referred to in footnote (2) above but does not otherwise include any of the shares included in the table above as beneficially owned by DLJCC and related persons (other than shares held for the benefit of Mr. Cohen), as to which Mr. Cohen disclaims beneficial ownership.
   (8) Mr. Dewey is Chairman of Autranet, Inc., a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette, Inc. The share ownership of Mr. Dewey reflected in the table above consists of shares acquired pursuant to the DLJSC employee compensation arrangements referred to in footnote
        (2) above but does not otherwise include any of the shares included in the table above as beneficially owned by DLJCC and related persons (other than shares held for the benefit of Mr. Dewey), as to which Mr. Dewey disclaims beneficial ownership.
   (9) Mr. Menges is a Managing Director of DLJSC and Vice Chairman of Donaldson, Lufkin & Jenrette, Inc. The share ownership of Mr. Menges reflected in the table above consists of shares acquired pursuant to the DLJSC employee compensation arrangements referred to in footnote
        (2) above but does not otherwise include any of the shares included in the table above as beneficially owned by DLJCC and related persons (other than shares held for the benefit of Mr. Menges), as to which Mr. Menges disclaims beneficial ownership.
   (10) Includes 53,000 shares subject to vested but unexercised stock options awarded under the Company's 1994 Stock Option Plan.

   (11) Details with respect to such parties are included in an exhibit to the Registration Statement of which this Prospectus forms a part.
   (12) Excludes shares included in the table above for DLJCC and related persons other than Messrs. Cohen, Dewey and Menges. Also excludes approximately 13,750 shares subject to unvested awards under the Company's stock benefit plans, and 600,250 shares subject to unvested stock options awarded under the Company's 1994 Stock Option Plan.

                 DESCRIPTION OF CAPITAL STOCK OF THE COMPANY


   The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share. As of June 1, 1996, 43,054,212 shares of Common Stock and no shares of such preferred stock were outstanding.


   The holders of the Company's Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the Company's Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors on the Company's Common Stock out of funds legally available therefor, and in the event of a liquidation, dissolution or winding-up of the affairs of the Company, are entitled to share equally and ratably in all assets and funds of the Company remaining after satisfaction of the Company's liabilities. The holders of the Company's Common Stock have no preemptive rights, cumulative voting rights, or rights to convert shares of the Company's Common Stock into any other securities and are not subject to future calls or assessments by the Company. All outstanding shares of the Company's Common Stock are fully paid and nonassessable by the Company.

   The Certificate of Incorporation provides for a classified Board of Directors consisting of three classes as nearly equal in size as the then authorized number of directors constituting the Board of Directors permits. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. Each class shall hold office until the date of the third annual meeting for the election of directors following the annual meeting at which such director was elected, except that the initial terms of directors elected to fill vacancies in the Board of Directors may be less than three years. As a result, one-third of the Board of Directors will be elected each year. Moreover, under the Delaware General Corporation Law (and the Company's Certificate of Incorporation and By-laws), in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with the provision of the By-laws authorizing the Board of Directors to fill vacant directorships, precludes a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

   The Board of Directors has the authority to issue preferred stock in one or more classes or series and to fix the voting powers, preferences and relative participating, optional or other special rights of such preferred stock, without any further vote or action by the stockholders. The ability of the Board of Directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of the Common Stock and could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company. The Company has no present plans to issue any of the preferred stock.

   The Bank of New York is the transfer agent and register for the Company's Common Stock.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                     TO NON-U.S. HOLDERS OF COMMON STOCK

   The following discussion concerns certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders of such Common Stock. For the purposes of this discussion, a "Non-U.S. Holder" is any person or entity that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or non-resident fiduciary of a foreign estate or trust. The discussion is based on current law which is subject to change, does not address all aspects of federal income and estate taxation that may be relevant to such Non-U.S. Holders in light of their particular circumstances, and does not deal with foreign, state and local tax consequences. Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.

   Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Holder on Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

   Dividends. The Company does not currently intend to pay dividends on shares of Common Stock. See "Price Range of Common Stock and Dividend Policy." In the event that such dividends are paid to a Non-U.S. Holder, such Holder will be subject to United States withholding tax at a 30% rate (or any lower rate specified by an applicable tax treaty) unless the dividends are either (a) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or (b) if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or attributable to such a permanent establishment will not be subject to withholding if the Non-U.S. Holder files Form 4224 with the payor of the dividend and will be subject to United States federal income tax at the same rates applicable to U.S. Holders. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income also may be subject to the branch profits tax at a rate of 30% (or any lower rate specified by an applicable tax treaty). To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country, absent knowledge that such presumption is not warranted.

   Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder would generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.


   A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund.

   Sale of Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of his Common Stock unless (i) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes (which the Company is not and does not believe that it is likely to become) and, provided the Common Stock is "regularly traded on an established securities market" (within the meaning of the relevant provisions of the Code), the Non-U.S. Holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock; (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is an individual who holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates.

   Estate Tax. Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be includible in such Holder's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

   Backup Withholding and Information Reporting. The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. United States back-up withholding tax

(which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States.

   The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner certifies, among other things, its name, address and status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of Common Stock to or through a non-U.S. broker will not be subject to backup withholding and will generally not be subject to information reporting. Unless the broker has documentary evidence in its files that the owner is a Non- U.S. Holder, information reporting (but not backup withholding) will apply, however, to a disposition through (i) a non-U.S. office of a U.S. broker and (ii) a non-U.S. office of a non-U.S. broker that is either a "controlled foreign corporation" for United States federal income tax purposes or a person 50% or more of whose gross income from all sources for a certain three-year period was effectively connected with a United States trade or business.


   The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless the Company receives certification of non-U.S. status from the holder.

   Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

                                 UNDERWRITING


   Subject to certain conditions contained in the Underwriting Agreement, the United States underwriters named below (the "U.S. Underwriters") and the international managers named below (the "International Managers") (the U.S. Underwriters and International Managers being hereinafter collectively referred to as the "Underwriters") have severally agreed to purchase from the Selling Stockholders 9,806,000 shares of Common Stock, of which 7,844,800 shares of Common Stock are being purchased by the U.S. Underwriters and 1,961,200 shares of Common Stock are being purchased by the International Managers. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:



                                                               NUMBER OF
U.S. UNDERWRITERS                                             U.S. SHARES
- --------------------------------------------------------  -----------------
Donaldson, Lufkin & Jenrette Securities Corporation  ....
Merrill Lynch, Pierce, Fenner & Smith Incorporated  .....
Salomon Brothers Inc ....................................
 U.S. Offering Subtotal .................................    7,844,800
                                                          -----------------

                                                               NUMBER OF
                                                             INTERNATIONAL
INTERNATIONAL MANAGERS                                          SHARES
- --------------------------------------------------------  -----------------
Donaldson, Lufkin & Jenrette Securities Corporation  ....
Merrill Lynch International .............................
Salomon Brothers International Limited ..................
International Offering Subtotal .........................    1,961,200
                                                          -----------------
  Total .................................................    9,806,000
                                                          =================


   The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than the shares covered by the over-allotment option described below) if any are purchased. The consummation of the U.S. and International Offerings are contingent upon one another.

   The Company and the Selling Stockholders have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public initially at the Price to the Public set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $     per share; that the Underwriters may allow,
and such dealers may reallow, a discount of not in excess of $     per share
on sales to other dealers; and that the Price to the Public, concessions and discounts to dealers may be changed by the Underwriters after the public offering. The Underwriters will not confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.


   The U.S. Underwriters have been granted an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 980,957 additional shares of Common Stock from the Selling Stockholders at the initial Price to the Public less underwriting discounts and commissions. The U.S. Underwriters may exercise such right of purchase only for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares of Common Stock offered hereby. To the extent that the U.S. Underwriters exercise such options, each of the U.S. Underwriters will become obligated, subject to certain conditions, to purchase the same proportion of such additional shares as the number of other shares to be purchased by that U.S. Underwriter bears to the total number of shares being sold in the U.S. Offerings on the same terms as those on which all shares are being sold in the Offerings.

   In the Underwriting Agreement, the Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities under the Act.

   The Company, all Selling Stockholders and certain other stockholders of the Company have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock (other than in the Offerings) or any securities convertible into or exchangeable for Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of a majority of the U.S. Underwriters, subject to certain limited exceptions.

   Affiliates of DLJSC own shares of Common Stock and are Selling Stockholders in the Offerings. In addition, Joel J. Cohen and Carl B. Menges, Managing Directors of DLJSC and Robert M. Dewey, Jr., formerly a Management Director of DLJSC, were nominated as Directors of the Company pursuant to the Stockholders Agreement. See "Directors and Officers." The provisions of Schedule E to the by-laws of the National Association of Securities Dealers, Inc. apply to the Offerings because DLJSC is deemed to be an affiliate of the Company for purposes of Schedule E.

   Pursuant to the Agreement between U.S. Underwriters and International Managers dated the date hereof (the "Agreement Between"), each U.S. Underwriter has agreed that, as part of the distribution of the Common Stock,
(i) it is not purchasing any Common Stock for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus outside the United States and Canada or to anyone other than a United States or Canadian Person. Each International Manager has agreed that, as part of the distribution of the Common Stock (i) it is not purchasing any Common Stock for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus in the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions, to certain other transactions among the International Managers and the U.S. Underwriters pursuant to the Agreement Between or to purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter. As used in this section, "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction and "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States or Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

   Pursuant to the Agreement Between, sales may be made among the International Managers and the U.S. Underwriters of such number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. Unless otherwise agreed among the Underwriters, the price of any shares so sold shall be the initial offering price less an amount not greater than the selling concession and the currency of payment shall be U.S. dollars.

   Pursuant to the Agreement Between, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell any Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and, without limiting the generality of the foregoing, represents that any offer of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any Common Stock a notice stating in substance that, by purchasing Common Stock, such dealer represents and agrees that it has not offered or sold and will not offer or sell, directly or indirectly, any such Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province of Canada in which such offer is made and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

   Pursuant to the Agreement Between, each International Manager has represented and agreed that (i) it has not offered or sold and that it will not offer or sell any shares of Common Stock in the United Kingdom by means of any document (other than in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain),
(ii) has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock, in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the proposed offer or sale of the shares of Common Stock, other than any document which consists of or forms part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the Financial Services Act 1986, if that person is of a kind described in Article 8 of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) (No. 2) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

                                LEGAL MATTERS

   Drinker Biddle & Reath, Philadelphia, Pennsylvania, counsel for the Company, will render an opinion as to the validity of the shares offered hereby. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Davis Polk & Wardwell.

                                   EXPERTS

   The consolidated financial statements and schedule appearing in GTECH Holdings Corporation's Annual Report (Form 10-K) for the fiscal year ended February 24, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, which as to the fiscal years ended February 24, 1996, and February 25, 1995, is based in part on the reports of Price Waterhouse, independent auditors, dated April 9, 1996, with respect to the consolidated financial statements of Camelot Group plc as of February 3, 1996, and February 4, 1995, and for the year ended February 3, 1996, and for the period from April 1, 1994, through February 4, 1995; and dated March 29, 1995, with respect to the financial statements of Racimec Informatica Brasileira, S.A. as of and for the year ended February 28, 1995. The consolidated financial statements and schedule of GTECH Holdings Corporation referred to above are incorporated herein and in the Registration Statement by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                            AVAILABLE INFORMATION


   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") relating to its business, financial statements and other matters. Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the regional offices of the SEC located at 7 World Trade Center, New York, N.Y. 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.


   The Company has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock to which this Prospectus relates. Statements contained herein concerning the provisions of any documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                     DOCUMENTS INCORPORATED BY REFERENCE


   The following documents heretofore filed by the Company under the Exchange Act with the Commission are incorporated herein by reference: (i) the Company's Registration Statement on Form 8-A dated July 2, 1992; (ii) the Company's Annual Report on Form 10-K for the year ended February 24, 1996, as amended by Form 10-K/A filed on June 12, 1996; and (iii) the Company's Current Report on Form 8-K filed on June 10, 1996.


   All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide, upon written or oral request, without charge to each person to whom this Prospectus has been delivered a copy of any or all of the documents referred to above which have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to GTECH Holdings Corporation, Investor Relations Department, 55 Technology Way, West Greenwich,Rhode Island 02817, telephone number (401) 392-4899.

- ---------------------------------------------------------------------------
   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

               TABLE OF CONTENTS


                                            PAGE
                                            ----
Prospectus Summary ......................... 3
Risk Factors ............................... 6
Recent Developments ........................ 9
Use of Proceeds ............................ 9
Price Range of Common Stock and  Dividend
Policy ..................................... 10
Capitalization ............................. 11
Selected Consolidated Financial Data  ...... 12
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations ................................ 13
Business ................................... 20
Directors and Officers ..................... 30
Principal and Selling Stockholders  ........ 34
Description of Capital Stock of the
 Company ................................... 36
Certain United States Federal Tax
 Consequences to Non-U.S. Holders of
 Common Stock .............................. 36
Underwriting ............................... 39
Legal Matters .............................. 41
Experts .................................... 41
Available Information ...................... 41
Documents Incorporated by Reference  ....... 42


- ---------------------------------------------------------------------------

- ---------------------------------------------------------------------------


                               9,806,000 SHARES


                                 [GTECH LOGO]


                          GTECH HOLDINGS CORPORATION

                                 COMMON STOCK

                                --------------
                                  PROSPECTUS
                                --------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             MERRILL LYNCH & CO.

                             SALOMON BROTHERS INC



                                                           , 1996
- ---------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.


                  SUBJECT TO COMPLETION, DATED JUNE 14, 1996
                                                      INTERNATIONAL PROSPECTUS


PROSPECTUS
  , 1996


                               9,806,000 SHARES


                          GTECH HOLDINGS CORPORATION
                                 COMMON STOCK


   Of the 9,806,000 shares of Common Stock offered hereby, 1,961,200 shares are being offered for sale outside the United States and Canada by the International Managers (the "International Offering") and 7,844,800 shares are being offered for sale in the United States and Canada in a concurrent offering by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). See "Underwriting."


   All of the shares offered hereby are being sold by the Selling
Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares offered hereby.


   The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "GTK." The reported closing price of the Company's Common Stock on the NYSE on June 13, 1996 was $30.25 per share. See "Price Range of Common Stock and Dividend Policy."


   SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                UNDERWRITING      PROCEEDS TO THE
                  PRICE TO      DISCOUNTS AND         SELLING
                 THE PUBLIC    COMMISSIONS(1)     STOCKHOLDERS(2)
- --------------  -----------  -----------------  -----------------
Per Share .....  $               $                  $
Total(3) ...... $               $                  $

(1) See "Underwriting" for information relating to indemnification of the Underwriters.

   (2) The Company has agreed to pay certain expenses of the Selling Stockholders estimated at $575,000.
   (3) The Selling Stockholders have granted to the U.S. Underwriters a 30-day option to purchase up to an additional 980,957 shares of Common Stock in the aggregate solely to cover over-allotments, if any. If all such shares are purchased, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Selling Stockholders will
       be $  , $   and $  , respectively. See "Underwriting."


   The shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of the shares will be made in New
York, New York, on or about        ,1996.


DONALDSON, LUFKIN & JENRETTE
SECURITIES CORPORATION

                         MERRILL LYNCH INTERNATIONAL

                                      SALOMON BROTHERS INTERNATIONAL LIMITED

                                                      INTERNATIONAL PROSPECTUS

                                   UNDERWRITING


   Subject to certain conditions contained in the Underwriting Agreement, the international managers named below (the "International Managers") and the United States underwriters named below (the "U.S. Underwriters") (the U.S. Underwriters and International Managers being hereinafter collectively referred to as the "Underwriters") have severally agreed to purchase from the Selling Stockholders 9,806,000 shares of Common Stock, of which 1,961,200 shares of Common Stock are being purchased by the International Managers and 7,844,800 shares of Common Stock are being purchased by the U.S. Underwriters. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:



                                                               NUMBER OF
                                                          INTERNATIONAL
INTERNATIONAL MANAGERS                                          SHARES
- --------------------------------------------------------  -----------------
Donaldson, Lufkin & Jenrette Securities Corporation  ....
Merrill Lynch International .............................
Salomon Brothers International Limited ..................
International Offering Subtotal .........................    1,961,200
                                                          -----------------

                                                            NUMBER OF U.S.
U.S. UNDERWRITERS                                               SHARES
- --------------------------------------------------------  -----------------
Donaldson, Lufkin & Jenrette Securities Corporation  ....
Merrill Lynch, Pierce, Fenner & Smith Incorporated  .....
Salomon Brothers Inc ....................................
U.S. Offering Subtotal ..................................    7,844,800
                                                          -----------------
  Total .................................................    9,806,000
                                                          =================


   The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than the shares covered by the over-allotment option described below) if any are purchased. The consummation of the U.S. and International Offerings are contingent upon one another.

   The Company and the Selling Stockholders have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public initially at the Price to the Public set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $     per share; that the Underwriters may allow,
and such dealers may reallow, a discount of not in excess of $     per share
on sales to other dealers; and that the Price to the Public, concessions and discounts to dealers may be changed by the Underwriters after the public offering. The Underwriters will not confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.


   The U.S. Underwriters have been granted an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 980,957 additional shares of Common Stock from the Selling Stockholders at the initial Price to the Public less underwriting discounts and commissions. The U.S. Underwriters may exercise such right of purchase only for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares of Common Stock offered hereby. To the extent that the U.S. Underwriters exercise such option, each of the U.S. Underwriters will become obligated, subject to certain conditions, to purchase the same proportion of such additional shares as the number of other shares to be purchased by that U.S. Underwriter bears to the total number of shares being sold in the U.S. Offerings on the same terms as those on which all shares are being sold in the Offerings.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              TABLE OF CONTENTS


                                                PAGE
                                             --------
Prospectus Summary ......................... 3
Risk Factors ............................... 6
Recent Developments ........................ 9
Use of Proceeds ............................ 9
Price Range of Common Stock and  Dividend
Policy ..................................... 10
Capitalization ............................. 11
Selected Consolidated Financial Data  ...... 12
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations ................................ 13
Business ................................... 20
Directors and Officers ..................... 30
Principal and Selling Stockholders  ........ 34
Description of Capital Stock of the
 Company ................................... 36
Certain United States Federal Tax
 Consequences to Non-U.S. Holders of
 Common Stock .............................. 36
Underwriting ............................... 39
Legal Matters .............................. 41
Experts .................................... 41
Available Information ...................... 41
Documents Incorporated by Reference  ....... 42

                           INTERNATIONAL PROSPECTUS


                               9,806,000 SHARES


 #############################################################################

                               GRAPHIC OMITTED

 #############################################################################

                          GTECH HOLDINGS CORPORATION

                                 COMMON STOCK

                                --------------
                                  PROSPECTUS
                                --------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                MERRILL LYNCH
                                INTERNATIONAL

                               SALOMON BROTHERS
                            INTERNATIONAL LIMITED


                                                                     , 1996

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the expenses payable by the Registrant in connection with this Registration Statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Registrant is bearing the expenses of the Selling Stockholders in connection with the Offerings, other than underwriting discounts and commissions:


FILING FEE -- SECURITIES AND EXCHANGE COMMISSION  ............  $119,358
Filing Fee -- National Association of Securities Dealers,
 Inc. ........................................................     30,500
Fees and Expenses of Accountants .............................     70,000
Fees and Expenses of Counsel .................................    150,000
Printing Expenses ............................................    155,000
Blue Sky Fees and Expenses ...................................     20,000
Miscellaneous Expenses .......................................     30,142
                                                               ----------
  Total ......................................................    575,000
                                                               ==========



- ------------

   * To be completed.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   The Registrant is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law the ("DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the Company or its stockholders for monetary damages for a breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The Registrant's Certificate of Incorporation, as amended, contains such a limitation on the personal liability of directors.

   Reference also is made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who were or are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

   The Registrant's Amended and Restated Bylaws provide that the Registrant shall indemnify, to the full extent permitted under Delaware law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant or while a director or officer of the Registrant is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust employee benefit plan or other enterprise.

   The directors and officers of the Company also are parties to indemnification agreements with the Company providing for indemnification for liabilities (including expenses) incurred in any legal proceedings in connection with their present or past status as directors or officers of the Company. The Company maintains directors' and officers' liability insurance against claims made in the aggregate amount of $25,000,000 per occurrence with an annual aggregate deductible of $500,000.

   The Company agreed to indemnify DLJCC and its affiliates against liabilities arising in connection with the acquisition, completed in February 1990, of GTECH Corporation in a leveraged buy-out (the "Acquisition"), the financing of the Acquisition, and the July 1992, December 1992 and November 1993 public offerings and the Offerings. The Company, the Selling Stockholders and the Underwriters also have agreed to indemnify each other against certain liabilities under the Act.

ITEM 16. EXHIBITS.


    1.1   Form of Underwriting Agreement.
    4.1   Restated Certificate of Incorporation of the Company, as amended
          (incorporated by reference to Exhibit 3.1 to the Form S-1 of the Company and GTECH Registration No. 33-31867).
    4.2 Certificate of Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to the Form S-1 of the Company, Registration No. 33-48264).
    4.3   Amended and Restated By-Laws of the Company.*
    5.1   Opinion of Drinker Biddle & Reath.
   10.1   Second Amendment dated May 28, 1996 to the Contract for the Texas
          Lottery Operator for the State of Texas.
   23.1   Consent of Ernst & Young LLP.
   23.2   Consents of Price Waterhouse.
   23.4   Consent of Drinker Biddle & Reath (contained in Exhibit 5.1 above).
   24.1   Powers of Attorney.*
   99.1 Supplementary list of present and former Company employees who are selling shareholders.


- ------------


   *  Previously filed.


ITEM 17. UNDERTAKINGS.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) as asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

THE UNDERSIGNED REGISTRANT HEREBY UNDERTAKES:

   1. That for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

   2. That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   3. That for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   4. To deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act, and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized in the Town of West Greenwich, State of Rhode Island on the 14th day of June, 1996.


                                      GTECH HOLDINGS CORPORATION
                                      By: /s/ William Y. O'Connor

                                      ----------------------------------------
                                      Name: William Y. O'Connor
                                      Title: President and Chief Operating
                                      Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


          SIGNATURE                              TITLE                           DATE
          ---------                              -----                           ----
              *
- ---------------------------- Director, Co-Chairman, Chief Executive         June 14, 1996
Guy B. Snowden               Officer (principal executive officer)

/s/William Y. O'Connor
- ---------------------------- Director, President & Chief Operating          June 14, 1996
William Y. O'Connor          Officer

/s/Thomas J. Sauser
- ---------------------------- Senior Vice President & Chief Financial        June 14, 1996
Thomas J. Sauser             Officer (principal financial officer)

              *
- ---------------------------- Vice President and Corporate Controller        June 14, 1996
Robert J. Plourde            (principal accounting officer)

              *
- ----------------------------                                                June 14, 1996
Victor Markowicz             Director, Co-Chairman

              *
- ----------------------------                                                June 14, 1996
Joel J. Cohen                Director

                               II-4





          SIGNATURE                              TITLE                           DATE
          ---------                              -----                           ----

              *
- ----------------------------                                                June 14, 1996
Robert M. Dewey, Jr.         Director

              *
- ----------------------------                                                June 14, 1996
Burnett W. Donoho            Director

              *
- ----------------------------                                                June 14, 1996
Carl H. Freyer               Director

              *
- ----------------------------                                                June 14, 1996
Carl B. Menges               Director

              *
- ----------------------------                                                June 14, 1996

The Rt. Hon. Lord Moore      Director

*By: /s/ William Y. O'Connor
     -----------------------
 Name: William Y. O'Connor
 Attorney-in-fact

                                EXHIBIT INDEX


  EXHIBIT NO.                                        DESCRIPTION                                       PAGE NO.
  -----------                                        -----------                                       --------
       1.1       Form of Underwriting Agreement.
       4.1       Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Form S-1 of the Company and GTECH Registration
                 No. 33- 31867).
       4.2       Certificate of Amendment to the Certificate of Incorporation of the Company
                 (incorporated by reference to Exhibit 3.2 to the Form S-1 of the Company,
                 Registration No. 33-48264).
       4.3       Amended and Restated By-Laws of the Company.*
       5.1       Opinion of Drinker Biddle & Reath.
      10.1       Second Amendment dated May 28, 1996 to the Contract for the Texas Lottery
                 Operator for the State of Texas.
      23.1       Consent of Ernst & Young LLP.
      23.2       Consents of Price Waterhouse.
      23.4       Consent of Drinker Biddle & Reath (contained in Exhibit 5.1 above).
      24.1       Powers of Attorney.*
      99.1       Supplementary list of present and former Company employees who are selling shareholders.


- ------------


    * Previously filed.